UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month ended November 30, 2016

Commission File Number 0-28564

QIAGEN N.V.

Hulsterweg 82

5912 PL Venlo

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On November 15, 2016, QIAGEN N.V. held an Analyst & Investor Day in New York, New York. The presentations discussed that day are furnished herewith as Exhibit 99.1 through 99.9 and are incorporated by reference herein.

USE OF NON-GAAP FINANCIAL MEASURES

QIAGEN reports adjusted results, as well as results on a constant exchange rate basis, and other non-U.S. GAAP (generally accepted accounting principles) figures, to provide additional insight on performance. Adjusted results included in the Exhibits reflect adjusted operating expenses, adjusted earnings interest, taxes, depreciation and amortization (EBITDA), adjusted diluted earnings per share and free cash flow. Adjusted results are non-GAAP financial measures that we believe should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the appendices provided in the Exhibits entitled “Reconciliation of Non-GAAP to GAAP Measures” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on our GAAP results.

FORWARD-LOOKING STATEMENTS

Exhibits 99.1 through 99.9 contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to our business, goals, strategy and financial and operational outlook. These “forward-looking statements” are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by forward-looking statements. These risks and uncertainties include, but are not limited to the following: general industry conditions and competition; risks associated with managing growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, and the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for our products (including factors such as general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; technological advances of our competitors and related legal disputes; difficulties in successfully adapting our products to integrated solutions and producing such products; our ability to identify and develop new products and to differentiate and protect our products from competitor products; market acceptance of our new products and the integration of acquired technologies and businesses. For further information, please refer to “Risk Factors” section of reports that we have filed with, or furnished to, the U.S. Securities and Exchange Commission. We undertake no obligation, and do not intend, to update these forward-looking statements as a result of new information or future events or developments unless and to the extent required by law.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	November 23, 2016

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Introduction 2016 Analyst & Investor Day

99.2	Strategy Update

99.3	Life Sciences

99.4	Molecular Diagnostics

99.5	Bioinformatics

99.6	Commercial Operations

99.7	Finance

99.8	QuantiFeron-TB

99.9	GeneReader NGS System

5

Exhibit 99.1

QIAGEN

Welcome:

2016 Analyst & Investor Day

John Gilardi

Vice President, Corporate Communications and Investor Relations November 15, 2016

Sample to Insight

2016 Analyst & Investor Day

QIAGEN

Disclaimer

Safe Harbor Statement: This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section

21E of the U.S. Securities Exchange Act of 1934, as amended. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our own expectations and projections. Some of the factors that could cause actual results to differ include, but are not limited, to the following: general industry conditions and competition; risks associated with managing growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, and the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including factors such as general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; technological advances of our competitors and related legal disputes; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitor products; market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, please refer to “Risk Factors” section of reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). We undertake no obligation, and do not intend, to update these forward-looking statements as a result of new information or future events or developments unless and to the extent required by law.

Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted operating expenses, adjusted EBITDA, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation “Reconciliation of Non-GAAP to GAAP Measures” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

GeneReader NGS System: The QIAGEN GeneReader® NGS System is currently available for marketing and sales outside the United States. The QIAGEN GeneReader® NGS System with new sequencing chemistry will be made available in the United States starting in December 2016. The QIAGEN GeneReader® NGS System is intended for Research Use Only. This product is not intended for the diagnosis, prevention or treatment of a disease. QIAGEN Clinical Insight® is an evidence-based decision support software intended as an aid in the interpretation of variants observed in genomic sequencing data. The software evaluates genomic variants in the context of published biomedical literature, professional association guidelines, publicly available databases and annotations, drug labels and clinical-trials. Based on this evaluation, the software proposes a classification and bibliographic references to aid in the interpretation of observed variants. The software is not intended as a primary diagnostic tool by physicians or to be used as a substitute for professional healthcare advice. Each laboratory is responsible for ensuring compliance with applicable international, national and local clinical laboratory regulations and other accreditation requirements

Sample to Insight

2016 Analyst & Investor Day

QIAGEN

10:30 – 10:40 Introduction John Gilardi

Vice President, Corporate Communications and Investor 10:40 – 11:10 Strategy update Peer M. Schatz Chief Executive Officer 11:10 – 11:25 Life Sciences Brad Crutchfield Senior Vice President, Life Sciences Business Area 11:25 – 11:40 Molecular Diagnostics Thierry Bernard Senior Vice President, Molecular Diagnostics Business Area 11:40 – 11:55 Bioinformatics Dr. Laura Furmanski Senior Vice President, Bioinformatics Business Area 11:55 – 12:05 Break 12:05 – 12:20 Commercial Operations Manuel O. Méndez Senior Vice President, Global Commercial Operations 12:20 – 12:40 Finance Roland Sackers Chief Financial Officer 12:40 – 13:00 Q&A session EC members 13:00 – 13:30 Lunch break with QIAGEN management 13:30 – 13:50 QuantiFERON-TB Dr. L. Masae Kawamura, M.D.

Senior Director, Medical & Scientific Affairs, TB Diagnostics, Molecular Diagnostics Business Area 13:50 – 14:00 Q&A session 14:00 – 14:20 GeneReader NGS System Jonathan Arnold Senior Director, Oncology Business Area Franchise, Molecular Diagnostics Business Area 14:20 – 14:30 Q&A session 14:30 – 14:35 Closing remarks Peer M. Schatz Chief Executive Officer 14:35 – 15:30 Post-event reception

Sample to Insight

2016 Analyst & Investor Day

Exhibit 99.2

QIAGEN

Setting a new trajectory for growth and greater value creation

Peer M. Schatz

Chief Executive Officer

November 15, 2016

Sample to Insight

2016 Analyst & Investor Day 1

QIAGEN

Disclaimer

Safe Harbor Statement: This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section

21E of the U.S. Securities Exchange Act of 1934, as amended. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our own expectations and projections. Some of the factors that could cause actual results to differ include, but are not limited, to the following: general industry conditions and competition; risks associated with managing growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, and the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including factors such as general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; technological advances of our competitors and related legal disputes; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitor products; market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, please refer to “Risk Factors” section of reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). We undertake no obligation, and do not intend, to update these forward-looking statements as a result of new information or future events or developments unless and to the extent required by law.

Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted operating expenses, adjusted EBITDA, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation “Reconciliation of Non-GAAP to GAAP Measures” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

GeneReader NGS System: The QIAGEN GeneReader® NGS System is currently available for marketing and sales outside the United States. The QIAGEN GeneReader® NGS System with new sequencing chemistry will be made available in the United States starting in December 2016. The QIAGEN GeneReader® NGS System is intended for Research Use Only. This product is not intended for the diagnosis, prevention or treatment of a disease. QIAGEN Clinical Insight® is an evidence-based decision support software intended as an aid in the interpretation of variants observed in genomic sequencing data. The software evaluates genomic variants in the context of published biomedical literature, professional association guidelines, publicly available databases and annotations, drug labels and clinical-trials. Based on this evaluation, the software proposes a classification and bibliographic references to aid in the interpretation of observed variants. The software is not intended as a primary diagnostic tool by physicians or to be used as a substitute for professional healthcare advice. Each laboratory is responsible for ensuring compliance with applicable international, national and local clinical laboratory regulations and other accreditation requirements

Sample to Insight

2016 Analyst & Investor Day 2

QIAGEN

~60-70%
market share
in Sample Technologies

19,000
publications mentioning
QIAGEN per year

>16
Master Collaboration
Agreements

~5,000 kits
shipped each day

QIAGEN

4,600
employees

~50,000
samples processed each day

Nasdaq

One of the first
European companies
to be listed on NASDAQ

Sample to Insight
2016 Analyst & Investor Day
3

Situation

QIAGEN

QIAGEN at a glance

- Leader in molecular testing solutions
- True hybrid covering continuum from Life Sciences to Molecular Diagnostics
- Core capabilities
  - Consumables
  - Instruments
  - Automation systems

2015 sales by customer class

Academia	Pharma	Applied Testing	Molecular Diagnostics
~22%	~20%	~9%	~49%

Facts and figures

- 2015 sales ~$1.3 billion
- Customers >500,000
- Global reach >35 countries
- Employees ~4,600
- Listing NASDAQ / Frankfurt
- Headquarter Venlo (Netherlands)

2015 sales by product type and region



Consumables (incl. bioinformatics)
~87%
~13%
Instruments and automation systems
Europe / Middle East / Africa
Americas
~32%
~47%
~20%
Asia-Pacific / Japan / Rest of world

World leader in molecular testing solutions that provide valuable insights

Sample to Insight
2016 Analyst & Investor Day
4

Situation

Customers want meaningful molecular insights

Faster Better More efficiently

Sample Technologies Assay Technologies

Bioinformatics Automation systems

VALUABLE

BIOLOGICAL SAMPLE TO INSIGHT SOLUTIONS MOLECULAR

SAMPLE INSIGHTS

Moving from tools and components to solutions that provide valuable insights

Sample to Insight

2016 Analyst & Investor Day 5

Situation

Create a molecular franchise

$50 $45 $40

$35

$19.85

$30 $17.11 $25

$20

$15

$10

2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 +

Transformation has begun to create value – but took longer than expected

Sample to Insight

2016 Analyst & Investor Day 6

$50 $45 $40

$35

$19.85

$30 $17.11

$14.16 $25

$20

$15

$10

2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 +

Transformation has begun to create value – but took longer than expected

Sample to Insight

2016 Analyst & Investor Day 7

Situation

Create a molecular    Significant

franchise    reorganization

$50 $45 $40

$23.37 $35

$19.85

$30 $17.11

$14.16 $25

$20

$15

$10

2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 +

Transformation has begun to create value – but took longer than expected

Sample to Insight

2016 Analyst & Investor Day 8

Situation

Create a molecular    Significant Portfolio

franchise    reorganization transformation

$50

$45

$40 $27.51

$23.37 $35

$19.85

$30 $17.11

$14.16 $25

$20

$15

$10

2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 +

Transformation has begun to create value – but took longer than expected

Situation

Create a molecular    Significant PortfolioCommercial

franchise    reorganization transformationacceleration

Note: Latest share price as of November 11, 2016.

Sample to Insight

2016 Analyst & Investor Day 9

$50

$45

$40 $27.51

$23.37 $35

$19.85

$30 $17.11

$14.16 $25

$20

$15

$10

2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 +

Transformation has begun to create value – but took longer than expected

Situation

Create a molecular    Significant PortfolioCommercialSustain growth

franchise    reorganization transformationaccelerationand deliver value

Note: Latest share price as of November 11, 2016.

Sample to Insight

2016 Analyst & Investor Day 10

QIAGEN sales evolution

Create a molecular    Significant PortfolioCommercialSustain growth

franchise    reorganization transformationaccelerationand deliver value

$1.30 bn $1.33 bn $1.28 bn

$1.25 bn

$1.17 bn ~6% ~3%

$1.09 bn ~10%

~13% ~94% ~97%

$1.01 bn ~15%

~90%

~17% ~87%

~20% ~85% ~83%

~80% ?12% CER

~28% ~27%

~25% EPS CAGR

~23% ~23%

target

~18%

~15%

2009 2010 2011 2012 2013 2014 2015 2016 2020+

Sales excl. U.S. HPV U.S. HPV sales Adj. operating income margin

U.S. HPV sales headwinds obscured QIAGEN’s fundamental progress

Note: QIAGEN announced a new adjustment policy as of January 1, 2014, to no longer adjust for share-based compensation and non-M&A related restructuring Sample to Insight charges, but to continue adjusting for M&A-related expenses. Data shown applies the policy retrospectively to 2009-2013.

2016 Analyst & Investor Day 11

Situation

Situation

QIAGEN

Selected QIAGEN M&A transactions

Date	Target	EV[1] ($ m)	Strategic value
March 2016	Exiqon	101	RNA analysis technologies
Dec 2015	MO BIO	67	Microbial sample technologies
Jan 2015	Enzymatics	100	NGS enzymes solutions
Aug 2013	CLC Bio	68	Secondary genomic data analysis
April 2013	Ingenuity	105	Tertiary genomic data analysis
May 2012	AmniSure	101	Women's health test, fit with HPV sales
April 2012	IBS	31	Access to NGS sequencing technology
June 2011	Ipsogen	101	Hematology tests on QIAsymphony
April 2011	Cellestis	355	QuantiFERON technology and TB blockbuster
Jan 2010	ESE	19	Portable testing platform
Nov 2009	SABiosciences	90	Biological content for PCR and NGS
Sept 2009	DxS	95	Solid cancer tumor tests on QIAsymphony
July 2008	Corbett	70	Rotor-Gene PCR integration with QIAsymphony
June 2007	Digene	1,500	HPV blockbuster to create molecular franchise

Selected acquisitions since 2008

NGS and bioinformatics

- Intelligent Bio-Systems
- CLC Bio
- Ingenuity
- Biobase
- Enzymatics

Personalized Healthcare

- DxS
- Ipsogen

Blockbuster potential

- Cellestis (QuantiFERON)

Additions to core technologies

- MO BIO
- Exiqon
- Corbett (PCR)
- SABiosciences

Transformation was the right decision to create a stronger QIAGEN

Source: Company filings.
(1) Excluding milestone payments and other contingencies

Sample to Insight
2016 Analyst & Investor Day
12

Opportunity

QIAGEN


Manuel O.
Méndez

Customers


Brad
Crutchfield


Thierry
Bernard

				Life Sciences			Molecular Diagnostics		
				Academia	Pharma	Applied Testing	Clinical Healthcare		
		Examples:		Scientific breakthroughs	Better and safer drugs	Secure and protect	Better healthcare		
Automation	Sample Technologies	Blood	#1	●	●	●	●	●	●
Automation	Sample Technologies	Liquid biopsy	#1	●	●		●	●	
Automation	Sample Technologies	Tissue	#1	●	●		●		●
Automation	Sample Technologies	Other	#1	●	●	●	●	●	●
Automation	Assay Technologies	PCR	#3	●	●	●	●	●	●
Automation	Assay Technologies	NGS	New	●	●	○	●	○	○
Automation	Assay Technologies	QuantiFERON	#1		●			●	●
Automation	Assay Technologies	Other		●	●	●	●		
Automation	Biox	Software and biological content	#1	●	●	●	●	●	○
				Life sciences research	Pharma R&D	Human ID / Food / Vet	Oncology	Infectious diseases	Immune monitoring
				Key applications					


Laura
Furmanski

● Current ○ Future

PCR – Polymerase Chain Reaction NGS – Next-generation sequencing Other – Includes Hybrid Capture and ModaPlex Biox – Bioinformatics

Sample to Insight
2016 Analyst & Investor Day
13

Opportunity

AMP 2016: Early movers on new trends in Molecular Diagnostics

Sample to Insight

2016 Analyst & Investor Day 14

    Analyst & Investor Day:

    November 2013

Sales     Improving trends while addressing challenges

targets     Reallocating resources to best opportunities

Growth     Building momentum

drivers     QIAsymphony

    Personalized Healthcare (PHC)

    QuantiFERON-TB

    Bioinformatics

    Next-generation sequencing

Operating     Further improve operating margin

efficiency     Significant operational improvements

Capital     More leverage with healthy financial position

structure     Completed first $100 m buyback,

    new program started

M&A     Continue consistent M&A strategy

Reviewing our progress since 2013

Sample to Insight

2016 Analyst & Investor Day

Opportunity

15

Strategy

Maximize sales growth

Ongoing expansion of Sample to Insight portfolio

Deliver operating leverage

Sustain strong sales growth while improving leverage

Optimize balance sheet

Maximize value of cash flows and increase returns

Develop our organization

Commitment of Board and EC to creating value

Strategy: Setting a new trajectory for growth and greater value creation

Sample to Insight

2016 Analyst & Investor Day 16

Strategy

	Academia	Pharma	Applied Testing	Molecular Diagnostics
	Scientific breakthroughs	Better and safer drugs	Secure and protect	Better healthcare
QIAGEN addressable market	~$3 billion	~$1 billion	~$0.5 billion	~$3-4 billion
Annual market growth	~+3% overall >+5% clinical research	~-5% basic research +10% clinical research	~+8-12%	+7-10%

>80% of all QIAGEN products are sold to more than one customer class

Addressing ~$8-9 billion market opportunity with our Sample to Insight portfolio

Sample to Insight

2016 Analyst & Investor Day

17

Strategy

QIAGEN

Key highlight areas: QIAGEN's Sample to Insight portfolio

		Life Sciences	Molecular Diagnostics
	QuantiFERON		✓
Powered by QIAGEN Bioinformatics	Universal NGS solutions and GeneReader NGS System	✓	✓
Powered by QIAGEN Bioinformatics	Personalized Healthcare	✓	✓
Powered by QIAGEN Bioinformatics	QIAsymphony	✓	✓
Powered by QIAGEN Bioinformatics	Differentiated Technologies Applications including: ■ Single-cell research ■ Liquid biopsy ■ Microbiome ■ Epigenetics	✓	✓

Growth opportunity around Sample to Insight portfolio

Sample to Insight
2016 Analyst & Investor Day
18

Strategy

QuantiFERON

Opportunity

QuantiFERON: “Pre-molecular” technology

Lead $1 billion latent TB test market conversion

Attractive menu expansion options

Trends

Clinical needs for latent and active disease detection

Global push for TB prevention and elimination

2016 developments

2016 goal: >$140 million of QuantiFERON-TB sales

Ongoing conversion from tuberculin skin test (TST)

Support from new TB guidelines (USPSTF)

QFT-Plus 4th generation test:

CE-IVD launch momentum

U.S. submission in Q4 2016

Fully addressed issues in U.S. FDA warning letter

QIAGEN value proposition    2017-2020 ambitions

QuantiFERON-TB: Modern gold standard TB test    2020 target: >$300 million of QuantiFERON-TB sales

QuantiFERON Monitor and CMV tests (CE-IVD)    Advance TB detection with QFT-Plus clinical benefits

Scalable automation solutions    Expand QuantiFERON to other latent diseases

QuantiFERON: Setting new standards in the global fight against TB

Sample to Insight

2016 Analyst & Investor Day

19

Strategy

Next-generation sequencing

Opportunity

Increasing demand for universal NGS solutions

Shape emergence of oncology benchtop sequencing ? >$200 m market with dynamic potential

Trends

NGS a standardized technology in Life Sciences

Unique MDx customer needs restricting adoption

Increasing clinical value from multi-gene analysis

QIAGEN value proposition

GeneReader NGS System – Sample to Insight

Deep solution portfolio across NGS value chain

Complementary portfolios (e.g. PCR)

2016 developments

2016 target: >$100 m of universal NGS solution sales

GeneReader NGS System:

2016 target: ~55-60 placements with >10% share

Returning to U.S. market with new chemistry

Delivering on new content and features

2017-2020 ambitions

GeneReader NGS System

Goal: >20% share of oncology benchtop sequencing

Expand to other clinical and research areas

Universal NGS solutions

Above-market growth and share gains

Innovation leader with new workflow solutions

GeneReader: Driving adoption of NGS technology in clinical applications

Sample to Insight

2016 Analyst & Investor Day

20

Strategy



Personalized Healthcare

Opportunity

- Precision medicine changing cancer treatment
- Scientific advances: New tests and technologies

Trends

- Significant growth in molecular testing (PCR and NGS)
- Increasing acceptance of CDx value
- Varying regulatory conditions worldwide

QIAGEN value proposition

- No. 1 worldwide in molecular companion diagnostics
- No. 1 in pharma co-development collaborations
- Proven track record of CE-IVD and FDA approvals

2016 developments

- Milestone: >16 master collaboration agreements in 2016
- Two new collaborations
  - Daiichi Sankyo – new extensive collaboration
  - Confidential partner – immuno-oncology therapies
- Expanded portfolio with GeneReader NGS System
  - Only supplier offering PCR and NGS technologies

2017-2020 ambitions

- Ambition to capture >50% of all CDx partnering deals
- Expand CDx test portfolio to labs worldwide:
  - PCR
  - NGS
  - Other molecular technologies

Personalized Healthcare: Expanding our leadership with NGS solutions

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2016 Analyst & Investor Day
21

Strategy

QIAGEN



QIAsymphony

Opportunity

- Medium-throughput testing: >$750 m market
- Customer demand for robust automation systems
  - Modular components for different applications

Trends

- Increasing test volumes requires more automation
- Both IVD and laboratory-developed tests increasing

QIAGEN value proposition

- QIAsymphony: Highly flexible, proven automation
- Largest IVD test menu in Europe
- Standard for sample processing for any application

2016 developments

- On track for >1,750 cumulative placements in 2016
- Front-end use with GeneReader NGS System
- Workflow automation of QIAGEN liquid biopsy kits
- Major tender wins (viral load and transplantation)

2017-2020 ambitions

- 2017 goal: >2,000 cumulative placements
- Geographic strategy:
  - Europe and rest of world: Broaden test menu
  - U.S.: Address LDT and sample processing demand

QIAsymphony: Highly versatile automation solution providing solid growth

Sample to Insight

2016 Analyst & Investor Day

22

Strategy

Differentiated Technologies

Opportunity

Improving Life Sciences funding trends

Demands for workflow solutions – not technologies

Trends

Cycle of scientific breakthroughs gaining momentum

Faster transition into clinical applications (IVD / LDT)

2016 developments

Developing Sample to Insight workflows:

Liquid biopsy

Digital NGS

Microbiomes

Epigenetics

Single-cell research

More to come

QIAGEN value proposition    2017-2020 ambitions

Sample to Insight solutions    Expand portfolio by at least 2 emerging technologies

Trusted brand    per year

Ability to standardize and support breakthroughs    Drive double-digit CER sales growth

[Graphic Appears Here]

Differentiated Technologies: Turning innovations into attractive workflows

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2016 Analyst & Investor Day

23

Strategy

Bioinformatics

100% hardware Software + Integration 100% software

TACGT ATGCA

Hardware drives technology Appreciation for hardware Software drives technology adoption, with software in a and software roles to create adoption with focus on secondary role fully integrated solutions universal solutions

Bioinformatics: Winning as standalone as well as integrated solutions

Sample to Insight

2016 Analyst & Investor Day 24

Strategy

QIAGEN sales trends (CER)

9%

7%

6%

5%

5% 5%

4% 4%

3% 3% 4%    3%

2%    2%

2%

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2    Q3 Q4 Q1 Q2 Q3

2013 2013 2013 2013 2014 2014 2014 2014 2015 2015 2015 2015 2016 2016 2016

Operating expenses vs. gross margin

Portfolio rejuvenation

(3-year CER sales CAGR of 2013 portfolio, excluding M&A)

2013     2016E

24%

    ~40%

76%     ~60%

<10% CER growth

>10% CER growth

Adjusted operating expenses(1)

(As % of net sales)

48%     ~46-47%

47%    47% 49%CER~44-45%

    CER

2013    201420159M 201620162017

    guidancetarget

Sample to Insight    (1) 2016 and 2017 figures are estimates before restructuring charge and at constant exchange rates (CER) for comparator year

2016 Analyst & Investor Day    25

Key efficiency initiatives

1

Sales channel optimization Simplify some organizational structures

2

Site consolidation

Focus on

3 growth opportunities Business Service Centers

4

Further enhance Portfolio management performance culture

Initiatives under way to sustain sales growth momentum while creating leverage

Sample to Insight

2016 Analyst & Investor Day 26

Strategy

Disciplined capital allocation

Reinvest for organic growth

- Capture more value from our Sample to Insight portfolio
  - New products
  - Geographic expansion

Increase returns

- Commitment to return $300 million by end of 2017
  - Future repurchase options under consideration

Targeted M&A / licensing

- Continuing our strategy
  - Novel technologies
  - Molecular test content
  - Geographic expansion

Supporting our business expansion while increasing returns to shareholders

Sample to Insight
2016 Analyst & Investor Day
27

    Strategy

Supervisory Board overview

Board tenure (In years)    Current Supervisory Board members

Prof. Dr. Detlev Riesner

Manfred Karobath, M.D.

Erik Hornaess    Joined 2000

Dr. Manfred Karobath

Dr. Metin Colpan

Stéphane Bancel    Metin Colpan, Ph.D.

Dr. Werner Brandt    Joined 2013 Joined 2004

Heino von Prondzynski

Elizabeth Tallett

Lawrence Rosen

Stéphane Bancel

Dr. Elaine Mardis

Dr. James Bradner

Dr. Ross Levine

94 96 98 00    02 04 06 08 10 121416

Former members    Current members

Elaine Mardis, Ph.D.    Ross Levine, M.D.

Joined 2014    Joined 2016

Lawrence A. Rosen    Elizabeth E. Tallett

Joined 2013    Joined 2011

Deep experience and international diversity among Supervisory Board members

Sample to Insight Bradner – Conflict (joined Novartis EC)     Brandt – Tenure at QIAGEN, other mandates     Riesner, Hornaess and von Prondzynski – Retirement

2016 Analyst & Investor Day 28

Strategy

QIAGEN

Executive Committee



CEO
Peer Schatz

New members since 2014



Molecular Diagnostics
Thierry Bernard



Life Sciences
Brad Crutchfield



Bio-informatics
Laura Furmanski



Operations
Douglas Liu



Commercial Operations
Manuel O. Méndez



CFO
Roland Sackers



HR / Corp. Strategy
Thomas Schweins

Business Development



Business Development
Jean-Pascal Viola


Executive Committee
Business Areas
Resource & Control
Execution
Life Sciences
HR / Corp. Strategy
Finance
Molecular Diagnostics
Bio-informatics
Business Develop-ment[1]
Operations
Commercial Operations

Solid leadership team with industry experience and an effective structure

(1) Business Development is a strategic function reporting directly to CEO, but not included in EC.

Sample to Insight
2016 Analyst & Investor Day
29

Strategy

Committed employees worldwide helping customers to gain valuable insights

Sample to Insight

2016 Analyst & Investor Day 30

Payoff

Strong governance and top talent

Maximize sales growth

Multiple Deliver operating leverage Value drivers creation Optimize balance sheet

Adjusted EPS growth and capital returns

Opportunity for near-term value creation on delivery of 2017-2020 goals

Sample to Insight

2016 Analyst & Investor Day 31

Summary

Reaccelerating performance after transformation Sustainable sales growth and leverage trajectory Emerging as a stronger, focused, differentiated leader Committed to higher returns and greater value creation

Sample to Insight

2016 Analyst & Investor Day 32

Exhibit 99.3

Life Sciences:

Innovator at the leading edge of research

Brad Crutchfield

Senior Vice President, Head of Life Sciences Business Areas November 15, 2016

Sample to Insight

2016 Analyst & Investor Day 1

Disclaimer

Safe Harbor Statement: This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section

21E of the U.S. Securities Exchange Act of 1934, as amended. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our own expectations and projections. Some of the factors that could cause actual results to differ include, but are not limited, to the following: general industry conditions and competition; risks associated with managing growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, and the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including factors such as general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; technological advances of our competitors and related legal disputes; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitor products; market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, please refer to “Risk Factors” section of reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). We undertake no obligation, and do not intend, to update these forward-looking statements as a result of new information or future events or developments unless and to the extent required by law.

Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted operating expenses, adjusted EBITDA, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation “Reconciliation of Non-GAAP to GAAP Measures” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

GeneReader NGS System: The QIAGEN GeneReader® NGS System is currently available for marketing and sales outside the United States. The QIAGEN GeneReader® NGS System with new sequencing chemistry will be made available in the United States starting in December 2016. The QIAGEN GeneReader® NGS System is intended for Research Use Only. This product is not intended for the diagnosis, prevention or treatment of a disease. QIAGEN Clinical Insight® is an evidence-based decision support software intended as an aid in the interpretation of variants observed in genomic sequencing data. The software evaluates genomic variants in the context of published biomedical literature, professional association guidelines, publicly available databases and annotations, drug labels and clinical-trials. Based on this evaluation, the software proposes a classification and bibliographic references to aid in the interpretation of observed variants. The software is not intended as a primary diagnostic tool by physicians or to be used as a substitute for professional healthcare advice. Each laboratory is responsible for ensuring compliance with applicable international, national and local clinical laboratory regulations and other accreditation requirements

Sample to Insight

2016 Analyst & Investor Day

2

Sample to Insight

2016 Analyst & Investor Day 3

Life Sciences



Brad Crutchfield

Senior Vice President,
Business Area Life Sciences

Joined QIAGEN in 2015

2015 total sales: ~$644 million

Life Sciences employees: ~400


Copenhagen, Denmark
Redwood City, California
San Diego, California
Frederick, Maryland
Hilden, Germany
Beijing, China

Addressable market



~20% share

~$4 billion

Opportunity

- Comprehensive portfolio providing workflows that generate insights

Advantages

- Distributed discovery over highly funded research programs
- Standardization to allow for wider adoption

Value proposition

- Unparalleled customer confidence
- Portfolio at the leading edge of discovery

Recognized innovator supporting breakthroughs in Life Sciences

Sample to Insight
2016 Analyst & Investor Day
4

Offers technology support in    Build their own workflows by pulling

response to customer request    components from various vendors

and seek technology support

Supplier Customer

Components catalogue    Challenges

    Sample technology kits Complexity and cost

    Assay systems Biology vs. technology

    Instruments Experimental iteration

    Bioinformatics software Relevance and validation

    Other lab equipment Speed in getting results

Insights valued over the process

Sample to Insight

2016 Analyst & Investor Day

5

QIAGEN supports customers with    Customers create their own ecosystem

Sample to Insight solutions    to drive discovery process

Sample    Assay

Technologies    Technologies

Automation systems

Bioinformatics

    Customer

BIOLOGICAL SAMPLE TO INSIGHT    VALUABLE

SAMPLE     MOLECULAR

    INSIGHTS

Our ambition: QIAGEN, the leader at creating solutions that drive insights

Sample to Insight

2016 Analyst & Investor Day

6

    Foundation for growth

    Leverage emerging applications

    Win at the bench

    Relevant workflows create differentiation

    Inspire discovery

    Empowered to ask increasingly complex questions

Strategy:    Offer SampletoInsight workflows at leading edges of discovery

Sample to Insight

2016 Analyst & Investor Day

7

	Liquid biopsy	Microbiome	Single-cell research	Human ID / Forensics
	~$200 million opportunity	~$100 million opportunity	~$150 million opportunity	~$350 million opportunity
Sample Technologies	Cells Blood	Cells Environmental	Cells Tissue	Cells Blood Environmental
Assay Technologies	PCR NGS Digital NGS	PCR NGS Digital NGS	PCR NGS Digital NGS	PCR NGS Digital NGS
Bioinformatics	RNA-seq Explorer IPA HGMD Other	RNA-seq Explorer Microbial Genomics IPA Other	RNA-seq Explorer CLC Bio IPA Other	CLC Bio QIAGEN KB Other
Automation	QIAsymphony QIAcube EZ1 Other	QIAsymphony QIAcube EZ1 Other	QIAsymphony QIAcube EZ1 Other	QIAsymphony QIAcube EZ1 Other

Capturing opportunities by creating differentiated Sample to Insight workflows

Sample to Insight
2016 Analyst & Investor Day
8

Case study: Digital NGS enabled by QIAGEN's proprietary molecular index technology

Molecular barcoding
- Tagging gene transcripts prior to amplification
- Identifying and counting unique transcripts

Single primer extension
- No restrictions of two-target primer design
- Uniform PCR reactions without amplification bias

Single pool of primers
- Reducing RNA / DNA input needed per sample



QIAseq Targeted RNA / DNA Panels


Sample processing
Target enrichment
Library preparation
Platform agnostic
GeneReader
Bio-informatics

Key application areas

- Detection of low frequency variants
- Detection of unknown gene fusions
- Quantitative gene expression analysis

Digital NGS: Unequalled sensitivity in highly accessible platform-agnostic format

Sample to Insight
2016 Analyst & Investor Day
9

Case study: Liquid biopsy


~$200 million
opportunity

- Concept first published in a 1947 scientific article
- Non-invasive alternative to a tissue sample
- Molecular insights from blood or fluids
- Residual disease monitoring and prenatal testing
- Sample preparation and stabilization are essential

Technology focus areas



Circulating tumor cells (DNA)	Exosomes (DNA / RNA)	Free circulating nucleic acids (DNA / RNA)

Most comprehensive liquid biopsy portfolio


Liquid biopsy
QIAamp
PCR
NGS
BioX

Workflows from sample preparation to bioinformatics

Build on highest-quality sample preparation and stabilization as essential drivers

Sample to Insight
2016 Analyst & Investor Day
10

Case study: Microbiome


~$100 million
opportunity

- Microbiomes first recognized in the 1990s
- Challenging samples to extract DNA and RNA
- Human microbiome: Bacteria, fungi and viruses
- Environmental microbiome: Natural samples
- Sample technologies crucial to microbiome research

Technology focus areas

- Extraction from complex metagenomic samples
  - Inhibitor removal from samples
- No bias in NGS library preparation
- Turning microbiome data into insights

QIAGEN microbiome workflows

Sample processing → NGS library prep → Data interpretation

- Sample processing: MO BIO technologies
- NGS library prep: Multiplex PCR Plus, QIAseq FX DNA Library
- Data interpretation: Microbial Genomics Pro Suite

To become an essential area in clinical studies and treatment decisions

Sample to Insight
2016 Analyst & Investor Day
11

QIAGEN

Case study: Single-cell research


~$150 million
opportunity

- Focus on unique cell populations over time
- Analyzing heterogeneous cellular activity
- ~100 cells per sample drive insights
- Analyze expression at extreme level of sensitivity

Technology focus areas


20% Immunology
40% Cancer
10% Neuroscience
10% Stem cell
20% Other

QIAscout – Single-cell isolation for every lab


QIAscout
REPLI-g
PCR
NGS
BioX

Leverage QIAGEN workflows to support democratization of single-cell research

Sample to Insight
2016 Analyst & Investor Day
12

Single-cell research:    Microbiome:

Practical solutions    Creating the standards

Bioinformatics:     Liquid biopsy:

Further integration into workflows    Sample to Lowering limits of detection

Insight user

experience

Sample technologies:     Automation solutions:

Faster, easier, better     Improving lab workflows

In-situ genomics:    Human ID / Forensics:

Moving beyond sequencing    Reliability and accessibility

2017-2020 R&D themes: New solutions to better transform samples into insights

Sample to Insight

2016 Analyst & Investor Day

13

A trusted innovator in Life Science Research Unique position to deliver solutions Differentiation with the best user experience Transforming samples into valuable insights

Sample to Insight

2016 Analyst & Investor Day 14

Exhibit 99.4

Molecular Diagnostics:

Addressing urgent healthcare issues with innovative solutions

Thierry Bernard

Senior Vice President, Head of Molecular Diagnostics Business Area November 15, 2016

Sample to Insight

2016 Analyst & Investor Day 1

Disclaimer

Safe Harbor Statement: This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section

21E of the U.S. Securities Exchange Act of 1934, as amended. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our own expectations and projections. Some of the factors that could cause actual results to differ include, but are not limited, to the following: general industry conditions and competition; risks associated with managing growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, and the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including factors such as general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; technological advances of our competitors and related legal disputes; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitor products; market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, please refer to “Risk Factors” section of reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). We undertake no obligation, and do not intend, to update these forward-looking statements as a result of new information or future events or developments unless and to the extent required by law.

Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted operating expenses, adjusted EBITDA, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation “Reconciliation of Non-GAAP to GAAP Measures” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

GeneReader NGS System: The QIAGEN GeneReader® NGS System is currently available for marketing and sales outside the United States. The QIAGEN GeneReader® NGS System with new sequencing chemistry will be made available in the United States starting in December 2016. The QIAGEN GeneReader® NGS System is intended for Research Use Only. This product is not intended for the diagnosis, prevention or treatment of a disease. QIAGEN Clinical Insight® is an evidence-based decision support software intended as an aid in the interpretation of variants observed in genomic sequencing data. The software evaluates genomic variants in the context of published biomedical literature, professional association guidelines, publicly available databases and annotations, drug labels and clinical-trials. Based on this evaluation, the software proposes a classification and bibliographic references to aid in the interpretation of observed variants. The software is not intended as a primary diagnostic tool by physicians or to be used as a substitute for professional healthcare advice. Each laboratory is responsible for ensuring compliance with applicable international, national and local clinical laboratory regulations and other accreditation requirements

Sample to Insight

2016 Analyst & Investor Day

2

Sample to Insight *Cleveland Clinic 2017 Medical Innovations

2016 Analyst & Investor Day 3

Molecular Diagnostics



Thierry Bernard
Senior Vice President,
Business Area
Molecular Diagnostics
Joined QIAGEN in 2015

2015 total sales: $637 million

Molecular Diagnostics employees: ~500


Waltham, Massachusetts
Manchester, England
Hilden, Germany
Shenzen, China
Germantown, Maryland
Wroclaw, Poland

Addressable market



~15-20% share

~$3-4 billion

Opportunity

- Deliver strong growth in key focus areas:
  - Oncology
  - Immune Monitoring
  - Infectious Diseases

Advantages

- Leverage Life Science innovations for clinical use
- Unparalleled leader in sample technologies
- Full offerings in targeted patient care continuums

Value proposition

- Offer complete Sample to Insight solutions
- Unique ability to serve labs from LDTs to IVDs
- Target unmet medical needs

QIAGEN is addressing urgent healthcare issues with innovative solutions

Sample to Insight
2016 Analyst & Investor Day
4

QIAGEN

Key trends in molecular diagnostics

- MDx: Fastest growth within IVD sector
- Untapped potential in emerging markets
- Cost pressures and need for clinical value
- Demand for breakthroughs
- Lab consolidation and decentralization of testing

QIAGEN implications

- Focus and differentiation to avoid price wars
- Invest in local teams and partners
- Showing clinical benefits requires investments
- Leverage Life Science innovations to IVD
- Need for integrated, easy-to-use scalable systems

Franchise	Focus area	QIAGEN market share	Trend
Oncology	Clinical NGS	~5%	▲
	Molecular Personalized Healthcare	~60%	▲
	HPV	~50%	▼
Immune Monitoring	TB management / IGRA test	~25% / ~85%	▲
	Transplant diagnostics	~15%	▲
Infectious Diseases	Women's health	~15%	▲
	Blood-borne diseases	~5%	▲

Molecular Diagnostics making an increasingly bigger impact on healthcare

Sample to Insight
2016 Analyst & Investor Day
5

Covering the most attractive Molecular Diagnostics segments

QIAGEN’s differentiated offering addressing urgent healthcare needs:

Immune Monitoring

Oncology

Infectious Diseases

Complete Sample to Insight solutions: Scalable workflows using different technologies

Our ambition: A QIAGEN Sample to Insight solution in every MDx lab worldwide

Sample to Insight

2016 Analyst & Investor Day

6

Immune Monitoring: Expand QuantiFERON benefits 2020 sales target: >$300 million from QuantiFERON-TB

Oncology: Accelerate lead in Personalized Healthcare Expanding offering from PCR to NGS with GeneReader

Infectious Diseases: Maximize portfolio strengths

QIAsymphony as flagship automation solution

Deliver innovations

Enhance our focused market leadership positions

Strategy: Strengthen our top 3 leadership position with differentiated portfolios

Sample to Insight

2016 Analyst & Investor Day

7

Immune Monitoring: Expand QuantiFERON benefits

Total convertible skin test market:
~65 million tests annually

2020 target: >$300 million sales

- Intensify commercial activities in strategic markets
- Automation upgrades to improve workflow
- Continue menu expansion

North America
- Market: ~15 million skin tests
- U.S. submission of QFT-Plus in 2016
- Commercial power: Adding reps

China
- Market: ~15 million skin tests (available to QFT)
- Build networks and drive clinical demand
- Support LTBI guidelines



Latin America
- Market: ~8 million skin tests
- Support public health guidelines (WHO)

Japan
- Market: ~7 million skin tests
- 2017: Launch QFT-Plus
- Develop commercial partner network

Europe / Middle East / Africa
- Market: ~5 million skin tests
- Dubai hub to expand regional activities

Asia-Pacific
- Market: ~15 million skin tests
- Highest TB burden region
- Go direct in attractive markets
- Influence guidelines

QuantiFERON-TB: Drive commercial success through targeted global actions

Sample to Insight
2016 Analyst & Investor Day
8

QIAGEN

Oncology: Accelerate lead in Personalized Healthcare

Enabling insights along cancer care continuum



Cervical | Lung | Colon | Breast | Hematology

Industry-leading pharma collaborations

Lilly, Bayer, Novartis, Astellas, Boehringer Ingelheim, Daiichi-Sankyo (NEW), Bristol-Myers Squibb, AstraZeneca



digene
The proven gold standard for cervical cancer detection



GeneReader NGS
First complete Sample to Insight NGS solution, expansion to companion diagnostics therascreen
No. 1 portfolio of solid tumor companion diagnostics



ipsogen
Widest range of molecular tests for blood cancer

Disease unknown	Disease suspected	Disease diagnosed	Disease monitoring
Hybrid Capture (HC2) Population screening	*Next-generation sequencing* Metastatic cancers Initial diagnosis Translational research	*Targeted PCR / NGS* Resistance detection Treatment modification Companion diagnostics	*Targeted PCR / NGS* Refraction Recurrence

Providing critical diagnostic solutions across clinical disease progression

Sample to Insight
2016 Analyst & Investor Day
9

Infectious Diseases: Maximize portfolio strengths

Broad menu     Broad menu offering

on one     OpenContinuousRandom

system?    channel? loading?access?

    ??

-     ?--

-     ?--

-     -??

-     ?--

Roche: cobas 4800, BD: BD MAX, Hologic:Panther, Abbott: m2000

QIAsymphony cumulative placements     Flexibility across multiple applications

2,500

    >2,000

2,000     >1,750

    >1,500

1,500    >1,250

>1,000

1,000

500

0

2013    2014 201520162017

    targettarget

Highly versatile QIAsymphony as foundation    for Infectious Diseasesexpansion

BBV – Blood-borne virus TPx – Transplantation HAI – Healthcare-acquired infections    WH – Women’s health

Sample to Insight

2016 Analyst & Investor Day     10

QIAGEN

Deliver innovations: Enhance our focused market leadership positions

	2017		2018-2020	
	Menu expansion	System enhancements		
GeneReader NGS System	Breast cancer Oncohematology Lung cancer Custom channel	GeneReader v1.1 and additional performance upgrades	NGS system enhancements (RUO) (Incl. open channel) NIPT samples (RUO)	Infectious diseases Comprehensive Cancer Panel (RUO) CE/FDA IVD solutions
	Assays	Instrument / Workflow		
QuantiFERON	QFT-TB 4G: - FDA approval - Japan approval	Automation improvements	QuantiFERON Monitor (U.S.) QuantiFERON CMV (U.S.)	Menu expansion
	New Oncology assays	Infectious Disease	HPV	
QIAsymphony / PCR	CALR CE-IVD ALK CE-IVD JAK2 PMA JAK2 Japan PITX2 EGFR new	QS-RGQ CMV (U.S. submission) Enhanced HCV Limit of Detection	QIAsymphony RGQ QIAsure methyl marker QIAscreen (CE-IVD)	
Preanalytics	Free circulating DNA (ccfDNA) CE / FDA IVD claims			

Active pipeline to develop new innovations enhancing our leadership positions

RUO – Research use only FDA – U.S. Food and Drug Administration CE-IVD – CE mark

Sample to Insight

2016 Analyst & Investor Day

11

Unique portfolio of solutions from LDT to IVD tests Focus on significant unmet needs with differentiation Offering complete, scalable solutions across continuum Delivering to labs a one-stop shop for molecular solutions

Sample to Insight

2016 Analyst & Investor Day 12

Exhibit 99.5

Bioinformatics:

Partner of choice for insights from complex genomic data

Dr. Laura Furmanski, Ph.D.

Senior Vice President, Head of Bioinformatics Business Area November 15, 2016

Sample to Insight

2016 Analyst & Investor Day 1

Disclaimer

Safe Harbor Statement: This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our own expectations and projections. Some of the factors that could cause actual results to differ include, but are not limited, to the following: general industry conditions and competition; risks associated with managing growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, and the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including factors such as general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; technological advances of our competitors and related legal disputes; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitor products; market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, please refer to “Risk Factors” section of reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). We undertake no obligation, and do not intend, to update these forward-looking statements as a result of new information or future events or developments unless and to the extent required by law.

Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted operating expenses, adjusted EBITDA, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation “Reconciliation of Non-GAAP to GAAP Measures” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

GeneReader NGS System: The QIAGEN GeneReader® NGS System is currently available for marketing and sales outside the United States. The QIAGEN GeneReader® NGS System with new sequencing chemistry will be made available in the United States starting in December 2016. The QIAGEN GeneReader® NGS System is intended for Research Use Only. This product is not intended for the diagnosis, prevention or treatment of a disease. QIAGEN Clinical Insight® is an evidence-based decision support software intended as an aid in the interpretation of variants observed in genomic sequencing data. The software evaluates genomic variants in the context of published biomedical literature, professional association guidelines, publicly available databases and annotations, drug labels and clinical-trials. Based on this evaluation, the software proposes a classification and bibliographic references to aid in the interpretation of observed variants. The software is not intended as a primary diagnostic tool by physicians or to be used as a substitute for professional healthcare advice. Each laboratory is responsible for ensuring compliance with applicable international, national and local clinical laboratory regulations and other accreditation requirements

Sample to Insight

2016 Analyst & Investor Day

2

Sample to Insight

2016 Analyst & Investor Day 3

QIAGEN

Bioinformatics



Laura Furmanski

Senior Vice President,
Business Area Bioinformatics

Joined QIAGEN in 2014


Redwood City,
California
Waltham,
Massachusetts
Frederick,
Maryland
Manchester,
England
Aarhus,
Denmark

2015 total sales: ~$45-50 million

~75% in Academia, Pharma and Applied Testing

~25% in Molecular Diagnostics

Bioinformatics employees: ~250

Addressable market



~25% share

~$220 million

Opportunity

- Market leader in analysis, interpretation and content
- Use partners worldwide to extend presence

Advantages

- New technologies via Life Sciences
- Deep customer focus and market knowledge

Value proposition

- Market leader in content-driven analytics
- Increasing differentiation for QIAGEN workflows

Recognized for enterprise-grade bioinformatics solutions

Sample to Insight

2016 Analyst & Investor Day

4

Customers face significant challenges with their genomic data

Hard to extract     Difficulty scaling

insights from     interpretation

increasingly large &     and reporting due to

complex data     skills and turnaround

    time requirements

Lacking skills and

time to integrate    Customer Cost base is too high,

    particularly with current

products from    challenges reimbursement

different vendors

Need to keep pace    Slow and difficult to

with fast-moving    expand test menu

science

Intense pressure to get insights from complex genomic data

Sample to Insight

2016 Analyst & Investor Day

5

QIAGEN     QIAGEN

Core capabilities

Life Sciences portfolio     Clinical portfolio

Microbial Pro Suite     IVA

Microbial RNA-Seq

    HGMD

Microbial Epigenetics

Algorithm development

RNA-Seq Explorer     QCI-Analyze

Services

IPA     QCI-Interpret

Knowledge base

Genomics Workbench    curation Biomedical Workbench

Genomics Server

HVSS     HVSS

Our ambition: Best suite of products for Life Sciences and Molecular Diagnostics

Sample to Insight

2016 Analyst & Investor Day     6

Push the frontiers of science

Delivering cutting-edge bioinformatics solutions

Drive Sample to Insight across QIAGEN Supporting differentiated and complete workflows

Set new standards for clinical support

Advancing the use of genomic data for patients

Efficiently scale the bioinformatics portfolio Raising QIAGEN’s value contribution

Strategy: Increasing focus on Sample to Insight workflows

Sample to Insight

2016 Analyst & Investor Day

7

Case study: RNA-seq Explorer uncovers causal genes and variants

Unify and    Reduce Interpret

simplify    time from gene

experiment    expression

tools    to report patterns

Key challenges    Range of applications

    Data overflow hinders Drug target discovery

biological insights     Cancer profiling and

    Integrated tools for clear liquid biopsy

interpretation     Biomarker discovery for

    Bioinformatics expertise clinical development

Built on the foundation of Ingenuity Pathway Analysis (IPA)

Cutting-edge bioinformatics solutions that enable customers to gain insights

Sample to Insight

2016 Analyst & Investor Day

8

QIAGEN

Case study: Microbial Genomics Pro Suite turns microbiomes into insights


Extraction bias
Inhibitor removal
Amplification bias
Converting data into insight
Insight
Sample processing
NGS library preparation
Data interpretation
Processing massive sample data is not enough
Comparative analytics: Key for microbiome research



Best-in-class algorithms for microbiome profiling and comparative analytics

Complete Sample to Insight workflows with integrated microbiome research

Sample to Insight
2016 Analyst & Investor Day
9

Case study: QIAGEN Clinical Insight is an integral part of GeneReader NGS workflow

Identify

QCI workflow     AnalyzeReviewReport

variants

Full integration for fast and seamless data analysis

Easy-to-use analysis tool for clinical researchers

Efficient pre-designed data analysis optimized to panel content

Operational scale: workflow and decision-assisted automation

Aligned with regulatory and reimbursement requirements

Integration of HGMD (Human Gene Mutation Database)

Setting new standards with QIAGEN Clinical Insight in clinical decision making

Sample to Insight

2016 Analyst & Investor Day

10

Case study: the power of QIAGEN Bioinformatics

Case study: QCI interpretation time benefits    Case study: Cardiology variant classification(1)

90    75%90

    time reduction33% reduction in

80    80variants of unknown

70    70significance

60    60

50    50

Hours    40 Variants40

30    30

20    20

10    10

0    0

Manual    QCI InterpretPathogenic LikelyVUSLikelyBenign

    PathogenicBenign

Literature curation    InterpretationWithout QIAGENWith QIAGEN

Helping to achieve faster and more accurate insights

Sample to Insight

(1) Data from QCI Interpret with and without QIAGEN curated primary literature.

Data is represented as the difference between variant classifications with QIAGEN content minus variant classifications without QIAGEN content.

2016 Analyst & Investor Day

11

“We truly are a Sample to Insight laboratory. As a result, we are bringing greater understanding to a wide range of important medical issues, particularly in cancer.”

Dr. Lars Joensen

Head of NGS Core Unit, Center for Genomic Medicine Rigshospitalet, Copenhagen

“Analysis is a bottleneck and it is not going to get easier in the future. The only solution is to analyze the data quicker and QIAGEN allows us to do this – faster and better.”

Indresh Singh

Senior Bioinformatics Engineer, JCVI

“Assembling allele frequency information in a comprehensive fashion over many different populations is a critical element of genome interpretation, and making it available as a public resource is the right way to do it.”

Dr. Eric Schadt

Director of the Icahn Institute for Genomics and Multiscale Biology at Mount Sinai

40,000 active users across the QIAGEN bioinformatics product offering

Sample to Insight

2016 Analyst & Investor Day

12

Market leader in analysis, interpretation and content Portfolio with strong commercial traction Solving challenges of complex genomic data Focusing on delivering Sample to Insight solutions

Sample to Insight

2016 Analyst & Investor Day 13

Exhibit 99.6

Commercial Operations:

Engaging customers with our Sample to Insight portfolio

Manuel O. Méndez

Senior Vice President, Head of Global Commercial Operations November 15, 2016

Sample to Insight

2016 Analyst & Investor Day 1

Disclaimer

Disclaimer

Safe Harbor Statement: This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our own expectations and projections. Some of the factors that could cause actual results to differ include, but are not limited, to the following: general industry conditions and competition; risks associated with managing growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, and the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including factors such as general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; technological advances of our competitors and related legal disputes; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitor products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to "Risk Factors" section of reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). We undertake no obligation, and do not intend, to update these forward-looking statements as a result of new information or future events or developments unless and to the extent required by law.

Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted operating expenses, adjusted EBITDA, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation "Reconciliation of Non-GAAP to GAAP Measures" for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN's GAAP results.

GeneReader NGS System: The QIAGEN GeneReader® NGS System is currently available for marketing and sales outside the United States. The QIAGEN GeneReader® NGS System with new sequencing chemistry will be made available in the United States starting in December 2016. The QIAGEN GeneReader® NGS System is intended for Research Use Only. This product is not intended for the diagnosis, prevention or treatment of a disease. QIAGEN Clinical Insight® is an evidence-based decision support software intended as an aid in the interpretation of variants observed in genomic sequencing data. The software evaluates genomic variants in the context of published biomedical literature, professional association guidelines, publicly available databases and annotations, drug labels and clinical-trials. Based on this evaluation, the software proposes a classification and bibliographic references to aid in the interpretation of observed variants. The software is not intended as a primary diagnostic tool by physicians or to be used as a substitute for professional healthcare advice. Each laboratory is responsible for ensuring compliance with applicable international, national and local clinical laboratory regulations and other accreditation requirements

Sample to Insight
2016 Analyst & Investor Day
2

Sample to Insight

2016 Analyst & Investor Day 3

QIAGEN

Commercial Operations



Manuel O. Méndez

Senior Vice President,
Global Commercial Operations

Joined QIAGEN in 2014

2015 total sales: ~$1.3 billion

Commercial Operations employees: ~1,800


Waltham, Massachusetts
Manchester, England
Hilden, Germany
Shenzen, China
Germantown, Maryland
Wroclaw, Poland



$~8-9 billion
total addressable market

Opportunity

- Addressing needs of >500,000 customers worldwide
- Ability to serve Life Science and Molecular Diagnostics markets

Value proposition

- Powerful brand
- Differentiated portfolio
- Focus on Sample to Insight solutions
- Critical mass in attractive markets

QIAGEN benefitting from increasing prevalence and pace of molecular testing

Sample to Insight
2016 Analyst & Investor Day
4

MDx

- Clinical trends drive growth
- Cost of ownership
- Multiple decision makers
- Fragmented market

QIAGEN implications

- Strengthen role as top 3 global competitor
- Leverage access to ~80% of $5-6 bn MDx market
- Target growth in areas with differentiated profile:
  - Oncology
  - Immune Monitoring
  - Infectious Diseases

Life Sciences

- Customer funding / breakthroughs
- Technically savvy sales teams
- Large aggregators and smaller players
- Centralized or decentralized purchasing

QIAGEN implications

- Capitalize on strong brand and customer base
- Focus on differentiated workflows
- Deploy specialist teams to support generalists
- Serve customers through preferred channels

QIAGEN positioned for success due to agility, S2I workflows and strong brand

Sample to Insight
2016 Analyst & Investor Day
5

Drive commercial teams with efficiency and effectiveness Experienced leaders using data-driven tools

Invest in geographic expansion

Capitalizing on established and emerging markets

Optimize customer engagement

Omni-channel approach using multiple channels

Create value with our Sample to Insight portfolio Agile and focused teams delivering solid sales growth

Strategy: Deliver solid sales growth efficiently as leader in enabling insights

Sample to Insight

2016 Analyst & Investor Day

6

QIAGEN



Manuel O. Méndez
President (Interim)
Commercial Operations
North America
Formerly bioMerieux, Abbott, Thermo

NEW TO QIAGEN



Mohammad El Khoury
President
Commercial Operations
Europe / Middle East / Africa
Formerly GE, bioMerieux

NEW TO QIAGEN



Enrique Razzeto
Vice President
Commercial Operations
Latin America
Formerly Abbott, Dako

NEW ROLE



Ian Martin
President
Commercial Operations
Asia-Pacific
Formerly Abbott

NEW TO QIAGEN



Scott MacPherson
Vice President
Global Key & Corporate Accounts
Formerly Abbott, Bayer

NEW ROLE



Wolfgang Leibinger, Ph.D.
Vice President
Global Marketing
Formerly Millipore

NEW ROLE



Hans Peter Fatscher, Ph.D.
Vice President
ComOps Custom by QIAGEN
Formerly Boehringer Ingelheim

NEW TO QIAGEN



Kesava Nagar-Anthal, Ph.D.
Vice President
Commercial Excellence
& Effectiveness
Formerly bioMerieux, BD, Thermo

NEW TO QIAGEN



Vera M. Bökenbrink
Senior Director ComOps Finance
and Business Analytics
Formerly Kirchhoff Automotive, FEV Motorentechnik



Manuel O. Méndez
Senior Vice President
Global Commercial Operations
Formerly bioMerieux, Abbott, Thermo

In last 12-18 months
NEW TO QIAGEN
NEW ROLE

Significant executive leadership changes implemented while growing sales

Sample to Insight
2016 Analyst & Investor Day
7

Results and accountability driven-culture

    New “go-to-market” strategy QIAGEN sales trends (CER % change)

    9%

    7%5% 5%5%6%

    Leading and lagging indicators 3% 3%4% 4%4% 2%3% 2%

    2%

    Pipeline management

    Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3

    Demand generation2013 2013 2013 2013 2014 2014 20142014 2015 2015 20152015 2016 2016 2016

    QIAGEN sales per S&M FTE ratio (In $ thousands)

    Promote and pay for performance ~690~710~640~630

    Investment in training and tools

    CRM systems (Salesforce.com)

    2013201420152016 Target

    QIAGEN S&M OPEX ratio (% of sales)

    Focus on productivity metrics

    Sales by S&M FTE ratio28.4%28.0%28.2%27.9%

    S&M OPEX to sales ratio

    Number of calls per day (36% increase)

    2013201420152016 Target

    Fully focused on sales growth to drive efficiency and effectiveness

Sample to Insight

2016 Analyst & Investor Day

8

Geographic expansion

Emerging markets

Expanding commercial partner network

Case study: >20% CER in 2016

Direct QIAGEN presence

Dubai, Thailand

Case study: South Africa >50% CER in 2016

Established markets

North America investments in QuantiFERON

Case study: >28% CER growth in 2016

Flexible investment with third-party sales forces

Global key accounts

Senior-level engagement with top accounts

Case study: >26% CER growth in 2016

Targeted investments to drive growth in established and emerging markets

Sample to Insight

2016 Analyst & Investor Day

9

QIAGEN

Academia	Pharma	Applied Testing	Molecular Diagnostics
Scientific breakthroughs	Better and safer drugs	Secure and protect	Better healthcare


Generalists and Specialists
Direct mail
Mobile content
Marketing automation
Websites
Inside Sales
Customer Care
Field Service Support
eCommerce
Case studies
Sales enablement tools
Commercial Partners

Omni-channel customer engagement creates value with digital accessibility

Sample to Insight
2016 Analyst & Investor Day
10

QIAGEN

Academia	Pharma	Applied Testing	Molecular Diagnostics
Scientific breakthroughs	Better and safer drugs	Secure and protect	Better healthcare


MARIE SCHWA
CENTER

Memorial Sloan Kettering


NYU

New York University (NYU)


Case study: New York
QUEENSBORO BRIDGE
25
63rd
57th
51st
42nd
39th
34th
30th
23rd
WEST SIDE EXPWY.
Tenth Ave.
Ninth Ave.
Broadway
Avenue of the Americas
Fifth Ave.
Park Ave.
FDR DRIVE
ROOSEVELT
LINCOLN TUNNEL
MIDTOWN MANHATTAN
MIDTOWN TUNNEL
9A
Eight Ave.
Seventh
WorldAtlas.Com


Pfizer

Pfizer Pharmaceuticals


OCME
OF NEW YORK
MEDICAL EXAMINER

NYC Chief Medical Examiner

Leverage Sample to Insight portfolio for customer types and preferred channels

Sample to Insight
2016 Analyst & Investor Day
11

Case study: Leveraging benefits of NGS Sample to Insight workflows


Nucleic acid collection & extraction
Target enrichment
Library preparation
Platform agnostic
GeneReader NGS System
Data analysis
Interpretation

Automation	QIAcube	QIAgility	QIAcube	GeneRead QIAcube	Gene-Reader	QCI-Analyze	QCI-Interpret
Solutions	QIAamp Circulating NA	QIAseq Targeted RNA	QIAseq FX DNA Library	QIAseq QIAact		Microbial Genomics Pro Suite	
Applications	Liquid biopsy		Single-cell research			Microbiome	

Sample to Insight workflows creating value for many customers

Sample to Insight
2016 Analyst & Investor Day
12

Experienced commercial team using data-driven tools

Targeted geographic investments to accelerate growth

Optimizing customer engagement in multiple channels

Agile and focused teams with improved sales efficiency

Sample to Insight

2016 Analyst & Investor Day

13

Exhibit 99.7

Multiple drivers to improve returns and create greater value

Roland Sackers Chief Financial Officer November 15, 2016

Sample to Insight

2016 Analyst & Investor Day 1

Disclaimer

Safe Harbor Statement: This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section

21E of the U.S. Securities Exchange Act of 1934, as amended. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our own expectations and projections. Some of the factors that could cause actual results to differ include, but are not limited, to the following: general industry conditions and competition; risks associated with managing growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, and the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including factors such as general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; technological advances of our competitors and related legal disputes; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitor products; market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, please refer to “Risk Factors” section of reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). We undertake no obligation, and do not intend, to update these forward-looking statements as a result of new information or future events or developments unless and to the extent required by law.

Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted operating expenses, adjusted EBITDA, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation “Reconciliation of Non-GAAP to GAAP Measures” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

GeneReader NGS System: The QIAGEN GeneReader® NGS System is currently available for marketing and sales outside the United States. The QIAGEN GeneReader® NGS System with new sequencing chemistry will be made available in the United States starting in December 2016. The QIAGEN GeneReader® NGS System is intended for Research Use Only. This product is not intended for the diagnosis, prevention or treatment of a disease. QIAGEN Clinical Insight® is an evidence-based decision support software intended as an aid in the interpretation of variants observed in genomic sequencing data. The software evaluates genomic variants in the context of published biomedical literature, professional association guidelines, publicly available databases and annotations, drug labels and clinical-trials. Based on this evaluation, the software proposes a classification and bibliographic references to aid in the interpretation of observed variants. The software is not intended as a primary diagnostic tool by physicians or to be used as a substitute for professional healthcare advice. Each laboratory is responsible for ensuring compliance with applicable international, national and local clinical laboratory regulations and other accreditation requirements.

Sample to Insight

2016 Analyst & Investor Day

2

Sample to Insight

2016 Analyst & Investor Day 3

2013-2016: Net sales growth trends

(At constant exchange rates to comparative year)

10%

8%

6%

4%

2%

0%

2013

2014

2015

9M

2016

2016

guidance

Total CER sales growth excluding U.S. HPV sales Total CER sales growth

2013-2016: Key challenges

U.S. HPV decline worse than expected – impact on sales and profitability

Restricted Life Sciences funding

Significant FX headwinds

2013-2016: Major actions

Portfolio transformation and investments

GeneReader NGS System launch

Built up infrastructure and global operating platform – future scalability and leverage

Regional expansion and organizational changes

Efficiency initiatives to support growth

2016: QIAGEN at an inflection point for new growth and value creation trajectory

Sample to Insight

2016 Analyst & Investor Day

4

2020: Net sales growth target

(At constant exchange rates to comparative year)

~+7-9% CER

CAGR

2020: Adjusted diluted EPS target

(In $ per share, at CER to comparative year)

>12% CER

CAGR

+6-7% CER    ~$1.08-1.09

$ 1,281 m     (~1.10-1.11 CER)

+3% CER     $1.05

~$0.87-0.88 CER

with restructuring

2015    2016 2016-2020201520162016-2020

guidance    targetguidancetarget

2020 targets: Strong focus on sales growth and operational execution

Sample to Insight

2016 Analyst & Investor Day

5

Invest in growth opportunities

Allocate more resources to most attractive areas

Generate operating leverage

Optimize cost base while sustaining sales growth

Step up operating cash flow

Achieve ~$600 million target for 2020

Ensure disciplined capital deployment Invest in QIAGEN while increasing returns

Strategy: Multiple drivers to improve returns and create greater value

Sample to Insight

2016 Analyst & Investor Day

6

Growth drivers

- QuantiFERON-TB
- GeneReader NGS System and universal NGS solutions
- QIAsymphony
- Personalized Healthcare
- Differentiated Technologies

EGM expansion

- Middle East (Dubai and Egypt)
- Africa (South Africa)
- Asia (Thailand)

Digitalization

- Exploit new business models
- Digitalization of operating model
- Big data and analytics
- Social media engagement
- Cyber security

Case study: Resource allocation

- Expand QuantiFERON-TB sales activities in key markets (U.S., EU)



Case study: South Korea

- >20% CER growth (2013-16 CAGR) with ~50 employees



"QIAGEN works Digital" roadmap

New Digital Accelerator team


QIAGEN

Investing in top portfolio areas, most attractive regions and digital initiatives

Sample to Insight
2016 Analyst & Investor Day
7

Key efficiency initiatives

1. **Sales channel optimization** — Increase sales per FTE ratio and sales over OPEX ratio
2. **Site consolidation** — Focus on key sites and reduce legal entities
3. **Business Service Centers** — Leverage shared service hubs in Poland and China
4. **Portfolio management** — Divest smaller non-core portfolio areas

Adjusted operating expenses[1]

(As % of net sales)


47%
48%
47%
49%
~46-47% CER
~44-45% CER
2013
2014
2015
9M 2016
2016 guidance
2017 target

Stronger "continuous improvement" mindset to deliver operational leverage

(1) 2016 and 2017 figures are estimates before restructuring charges and at constant exchange rates (CER) for comparative year

Sample to Insight
2016 Analyst & Investor Day
8

Manufacturing productivity gains

Product cost index (As % of 2013 costs)



Hilden
100
90
~80-85
2013
2016
2020 target
Germantown
100
95
~85-90
2013
2016
2020 target

- Insourcing initiatives and network consolidation
- QIAzen
- Supply chain management optimization

Development cost structure

MDX development employees (As % of total)



~75%
~25%
~60%
~40%
~40%
~60%
2013
2016
2020 target
Employees at other sites
Employees in Centers of Excellence

- Invest in Centers of Excellence for product development:
  - >~200 employees in Manchester targeted for 2017
  - Building new integrated software development group
- Improve simplicity and agility, realize economies of scale

Sales & Marketing efficiency



Net sales per S&M FTE (In $ thousands)
~$690
~$630
~$720 CER
2013
2016
2020 target
Net sales share in digital channels (In % of total sales)
~25%
~30%
~50%
2013
2016
2020 target

- Leverage investments in teams and digital infrastructure
- Efficiently manage cost per touchpoint across channel mix
- Improve Marketing efficiency and effectiveness with alignment and new Centers of Excellence

Business Service Center functions

	2013	2016	2020 target
BSC employees:	~50	~200	> ~400
Major functions and shared service potential:			
Finance	◑	◑	◕
Procurement	○	◔	◑
Human Resources	○	◑	◕
Customer Care	○	◑	◕
SCM/ Logistics	○	◑	◕

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2016 Analyst & Investor Day

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Cash flow considerations    2020: Operating cash flow target(1)

(In $ millions)

1     ~$600 m

Working capital

management

2     ~$350 m

Benefits of     $318 m

    $288 m

efficiency gains    $259 m

3

Maintain DSOs with

geographic expansion

4

Disciplined capex

investments    2013 2014201520162020

    guidancetarget

Setting a 2020 target to reach    ~$600 million of operating cashflow

Sample to Insight (1) 2016 and 2020 targets before restructuring charges and based on current exchange rates.

2016 Analyst & Investor Day 10

2012-2017: QIAGEN capital returns

(In $ millions)

~$514 m

    $387 m~$300 m

    ~$272 m

    ~$50 m

    $251 m

~$    86 m~$250 m

~$36 m     $127 m

    $21 m

2012    2013 201420152017

Open market share repurchase

Planned synthetic share repurchase

Convertible notes repurchases(1)

Planned open market repurchase in 2017

Return considerations

2017: Commitment to return $300 million

~$250 million via synthetic share repurchase (completion in January)

~$50 million via open-market repurchases (completion by end of 2017)

Mid-term targets do not assume repurchases beyond announced 2017 programs

Signal of conviction with $300 million capital return commitment by end of 2017

(1) 2026 convertible notes repurchased in 2014 removed ~2 million shares from diluted share count and ~15 million total shares of dilution risk (dilutive above $20.00) 2024 convertible notes repurchased in 2015 removed ~5 million shares from diluted shared count and ~12 million total shares of dilution risk (dilutive above $12.65)

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2016 Analyst & Investor Day

11

2013-2017: Leverage ratio(1)

(Multiple of net debt / EBITDA)

2.0

1.6

1.5

1.5

1.3     ~1.3

1.1

1.0

0.5

0.0

2013    2014 20159M2017

    2016year-end

    target

2017-2024:    Debt maturity overview

(In $ millions)

2024    $27 m U.S. Private Placement

    (3.9%)

2023

2022     $300 mU.S. Private Placement

    (3.75%)

2021     $300 mCash convertible notes

    (0.875%)

2020

    Cash convertible notes

    $430 m(0.375%)

2019

    U.S. Private Placement

$75 m    (3.19%)

2018

2017

Healthy leverage and capital structure to support business and increase returns

(1) Leverage ratio is calculated on trailing four quarters as net debt / EBITDA adjusted for acquisition-related expenses, share-based compensation and pro forma results of acquired businesses. 2017 estimate without future M&A.

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2016 Analyst & Investor Day

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2017: Net sales guidance

(At constant exchange rates to comparative year)



~+6-7% CER
~+6-7% CER
Exiqon acquisition (June 2016)
MO BIO acquisition (late 2015)
Rest of business(1)
~2 p.p.
~4-5 p.p.
~1 p.p.
~5-6 p.p.
Exiqon
Rest of business(1)
2016 guidance
2017 guidance

2017: Adjusted diluted EPS guidance

(In $ per share, at CER to comparative year)



~1.08-1.09
(~$1.10-1.11 CER)
~$0.87-0.88 CER with restructuring
~$0.13-0.16 CER
~$0.03 CER
~$1.25-1.27 CER
~$1.22-1.24 CER with restructuring
2016 guidance
Operating performance
~$300 m share repurchase
2017 guidance

2017 guidance: Goals for strong sales growth and adjusted EPS expansion

(1) Includes U.S. HPV headwinds of estimated ~1 p.p. for both 2016 and 2017

p.p. – Percentage points   CER – Constant exchange rates   Exiqon sales consolidated as of July 1, 2016

Sample to Insight

2016 Analyst & Investor Day

13

QIAGEN

2016-2020: Adjusted diluted EPS growth target

(In $ per share, at CER to comparative year)

	Operational			Non-operational	
	Organic sales growth	Gross margin	Operating expense ratio	Tax rate	Share count
	+	+ / =	+	−	+ / =
~$1.08-1.09 (~$1.10-1.11 CER)	+ Strong portfolio expansion + Reduced U.S. HPV headwinds	+ Capacity utilization + Automation - Product mix	+ Sales channel optimization + Fewer sites + Business centers + Portfolio management - Bioinformatics (OPEX per sales)	- Higher profits - OECD tax discussions	+ 2017 share repurchases *Targets do not assume returns beyond 2017*

2016 guidance before restructuring	2016-2020 target
~$1.08-1.09 (~$1.10-1.11 CER)	≥12% CER CAGR

Targeting leverage opportunities to generate double-digit adjusted EPS growth

CER – Constant exchange rates

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2016 Analyst & Investor Day
14

QIAGEN

Key assumptions: 2016-2020

(As of November 15, 2016)

	2016	2017	2018-2020
Capital expenditure (PP&E)	~5% of sales	~5% of sales	~4-5% of sales
Capital expenditure (Intangibles) (Excluding acquired IP)	~1-2% of sales	~2-3% of sales	~2-3% of sales
Depreciation and amortization (Excluding acquired IP)	~7% of sales	~7% of sales	~6-7% of sales
Amortization of acquired IP (Excluding any future M&A)	~$120 million	~$105-110 million	2018: ~$90 million 2019: ~$70 million 2020: ~$50 million
Restructuring charges (Included in adjusted results)	~$75 million	~$10 million	
Net interest expense (Included in adjusted results)	~$12-14 million	~$13-15 million	~$15-20 million
Adjusted tax rate	~12-13% / ~16-17% (With / without restructuring charge)	~18%	~19-20%
Repurchase considerations	–	~$300 m	Under consideration
Weighted average diluted number of shares[(1)]	~238 million	~232 million (Includes $300 m repurchase)	Depending on capital returns
FX assumptions	Net sales: ~-1-2 ppts Adjusted EPS: ~-$0.01-0.02	Net sales: ~-1 ppt Adjusted EPS: ~-$0.01-0.02	

(1) 2017 includes planned $300 m share repurchase. Every $1.00 change in market price per share of common stock above $30.00 share price results in an increase / decrease of ~700,000 in dilutive shares due to call-spread overlay (CSO) related to convertible notes.

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2016 Analyst & Investor Day

15

Multiple drivers to improve returns and create greater value

Sustain strong growth through targeted investments

Sharpen focus on operational and financial leverage

Maintain disciplined capital allocation strategy

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16

Appendix

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17

Q3 2016: Consolidated Statements of Income (unaudited)

Three months ended    Three months ended

(In $ thousands, except share data)    September 30, 2016 September 30, 2015

Net sales    338,685 314,561

Cost of sales    117,879 109,915

Gross profit    220,806 204,646

Adjusted gross profit    241,429 222,300

Operating expenses:

Research and development    36,202 35,568

Sales and marketing    94,442 88,759

General and administrative, integration and other    33,339 24,562

Acquisition-related intangible amortization    9,851 9,586

Total operating expenses    173,834 158,475

Income from operations    46,972 46,171

Adjusted income from operations    86,763 78,333

Other income (expense):

Interest income    1,658 1,283

Interest expense    (9,626) (9,206)

Other expense, net    (2,374) (684)

Total other expense, net    (10,342) (8,607)

Income before income taxes    36,630 37,564

Adjusted income before income taxes    82,197 75,121

Income taxes    2,922 3,550

Adjusted income tax    14,014 11,868

Net income    33,708 34,014

Net (loss) income attributable to non-controlling interest     (53)84

Net income attributable to the owners of QIAGEN N.V.    33,761 33,930

Adjusted net income attributable to the owners of QIAGEN N.V.    68,236 63,169

Diluted net income per common share attributable to the owners of QIAGEN N.V.    $0.14$0.14

Adjusted diluted net income per common share attributable to the owners of QIAGEN N.V.    $0.29$0.27

Diluted shares used in computing diluted net income per common share (in thousands)    238,343 237,105

Sample to Insight

Third quarter and first nine months 2016 results     18

First nine months 2016: Consolidated Statements of Income (unaudited)

Nine months ended    Nine months ended

(In $ thousands, except share data)    September 30, 2016 September 30, 2015

Net sales    971,476 932,446

Cost of sales    355,025 329,388

Gross profit    616,451 603,058

Adjusted gross profit    683,248 666,076

Operating expenses:

Research and development    118,082 107,471

Sales and marketing    287,185 267,200

General and administrative, integration and other    89,943 78,210

Acquisition-related intangible amortization    29,387 28,888

Total operating expenses    524,597 481,769

Income from operations    91,854 121,289

Adjusted income from operations    209,297 224,594

Other income (expense):

Interest income    4,676 3,028

Interest expense    (28,370) (27,746)

Other expense, net     (41)(10,585)

Total other expense, net    (23,735) (35,303)

Income before income taxes    68,119 85,986

Adjusted income before income taxes    201,937 213,970

Income taxes    (1,426) 7,502

Adjusted income tax    32,863 38,402

Net income    69,545 78,484

Net loss attributable to non-controlling interest    (101) (46)

Net income attributable to the owners of QIAGEN N.V.    69,646 78,530

Adjusted net income attributable to the owners of QIAGEN N.V.    169,175 175,614

Diluted net income per common share attributable to the owners of QIAGEN N.V.    $0.29$0.33

Adjusted diluted net income per common share attributable to the owners of QIAGEN N.V.    $0.71$0.74

Diluted shares used in computing diluted net income per common share (in thousands)    237,453 237,172

Sample to Insight

Third quarter and first nine months 2016 results     19

Q3 2016 and 9M 2016: Reconciliation adjusted results

(In $ millions, except EPS)	Net sales	Gross profit	Operating income	Pretax income	Income tax	Tax rate	Net income	Diluted EPS[1]
Third quarter 2016								
Reported results	338.7	220.8	47.0	36.6	-2.9	8%	33.8	0.14
Adjustments								
Business integration and acquisition-related items		0.4	9.7	9.7	-2.8		6.9	0.03
Purchased intangibles amortization		20.2	30.1	30.1	-10.1		20.0	0.09
Non-cash interest expense charges				5.0			5.0	0.02
Other special income and expense				0.8	1.8		2.5	0.01
Total adjustments		20.6	39.8	45.6	-11.1		34.4	0.15
Adjusted results	338.7	241.4	86.8	82.2	-14.0	17%	68.2	0.29
First nine months 2016								
Reported results	971.5	616.5	91.9	68.1	1.4	NM	69.6	0.29
Adjustments								
Business integration and acquisition-related items		6.7	28.0	28.0	-8.1		19.9	0.09
Purchased intangibles amortization		60.0	89.4	89.4	-30.0		59.4	0.25
Non-cash interest expense charges				14.8			14.8	0.06
Other special income and expense				1.6	3.9		5.5	0.02
Total adjustments		66.7	117.4	133.8	-34.2		99.6	0.42
Adjusted results	971.5	683.2	209.3	201.9	-32.9	16%	169.2	0.71

(1) Weighted number of diluted shares (Q3 2016: 238.3 million) (9M 2016: 237.5 million) NM – Not meaningful
Table may have rounding differences. Net income and diluted EPS based on net income attributable to owners of QIAGEN N.V.

Sample to Insight
Third quarter and first nine months 2016 results
20

Q3 and 9M 2016: Currency impact

Net sales    Net salesCurrency exposureChange

(In $ m)    (CER)(As % of CER sales)(In $ m)

Third quarter 2016

U.S. dollar    143.6 143.642%0.0

Euro    72.0 71.821%0.2

British pound    25.7 30.29%-4.5

Japanese yen    12.6 10.63%2.0

Other currencies    84.8 85.625%-0.8

Total net sales    338.7 341.8100%-3.1

First nine months 2016

U.S. dollar    409.9 409.942%0.0

Euro    217.5 216.922%0.6

British pound    69.8 77.38%-7.5

Japanese yen    37.1 33.43%3.7

Other currencies    237.2 248.025%-10.8

Total net sales    971.5 985.5100%-14.0

Sample to Insight

CER—Constant exchange rates

Other currencies include CAD, DKK, TRY, SEK, CHF, AUD, BRL, CNY, MYR, SGD, KRW, HKD, MXN, INR, TWD, RUB and ZAR

Third quarter and first nine months 2016 results

21

2016: Quarterly and YTD income statement summary

(In $ millions, unless indicated)

(Diluted EPS in $ per share)    Q1 2016 Q2 2016Q3 2016Q4 2016YTD 2016

Net sales    298.4 334.4338.7971.5

Net sales (CER)    305.6 338.1341.8985.5

Gross profit    184.7 210.9220.8616.5

Gross profit margin    62% 63%65%63%

Adjusted gross profit    207.5 234.4241.4683.2

Adjusted gross profit margin    70% 70%71%70%

Operating income    15.4 29.547.091.9

Operating margin    5% 9%14%9%

Adjusted operating income    53.4 69.286.8209.3

Adjusted operating margin    18% 21%26%22%

Tax rate    -66% 7%8%-2%

Adjusted tax rate    15% 16%17%16%

Net income    14.9 21.033.869.6

Adjusted net income    44.0 56.968.2169.2

Diluted EPS    0.06 0.090.140.29

Adjusted diluted EPS (CER) ($ per share)    0.19 (0.19) 0.24 (0.24)0.29 (0.29)0.71 (0.73)

Diluted shares outstanding for EPS calculation    236.9 237.2238.3237.5

Sample to Insight

CER—Constant exchange rates Table may have rounding differences.

Net income, adjusted net income, diluted EPS and adjusted diluted EPS based on net income attributable to owners of QIAGEN N.V.

Third quarter and first nine months 2016 results

22

2015: Quarterly and YTD income statement summary

(In $ millions, unless indicated)

(Diluted EPS in $ per share)    Q1 2015 Q2 2015Q3 2015Q4 20159M 2015FY 2015

Net sales    298.4 319.5314.6348.5932.41,281.0

Adjusted net sales    298.7 319.5314.6348.5932.71,281.2

Adjusted net sales (CER)    324.8 348.9342.5372.61,016.21,388.8

Gross profit    197.9 200.5204.6223.3603.1826.4

Gross profit margin    66% 63%65%64%65%65%

Adjusted gross profit    218.1 225.7222.3246.0666.1912.0

Adjusted gross profit margin    73% 71%71%71%71%71%

Operating income    35.1 40.046.254.4121.3175.7

Operating margin    12% 13%15%16%13%14%

Adjusted operating income    67.4 78.978.390.0224.6314.5

Adjusted operating margin    23% 25%25%26%24%25%

Tax rate    -2% 15%10%-4%9%4%

Adjusted tax rate    19% 19%16%15%18%17%

Net income    19.5 25.133.948.678.5127.1

Adjusted net income    51.5 60.963.273.9175.6249.5

Diluted EPS    0.08 0.110.140.200.330.54

Adjusted diluted EPS (CER) ($ per share)    0.22 (0.24) 0.26 (0.28)0.27 (0.29)0.31 (0.33)0.74 (0.81)1.05 (1.13)

Diluted shares outstanding for EPS calculation    237.4 237.0237.1237.1237.2237.2

Sample to Insight

CER—Constant exchange rates Table may have rounding differences

Net income, adjusted net income, diluted EPS and adjusted diluted EPS based on net income attributable to owners of QIAGEN N.V.

Third quarter and first nine months 2016 results

23

Consolidated Balance Sheets

(In $ thousands, except par value)	Sept 30, 2016	Dec 31, 2015
Assets	(unaudited)	
Current assets:		
Cash and cash equivalents	354,646	290,011
Short-term investments	109,693	130,817
Accounts receivable, net	260,039	273,853
Income taxes receivable	26,443	26,940
Inventories, net	144,710	136,586
Prepaid expenses and other current assets	67,529	70,121
Deferred income taxes	—	33,068
Total current assets	**963,060**	**961,396**
Long-term assets:		
Property, plant and equipment, net	460,509	442,944
Goodwill	1,962,514	1,875,698
Intangible assets, net	623,272	636,421
Deferred income taxes	7,671	2,036
Other long-term assets	311,118	260,622
Total long-term assets	**3,365,084**	**3,217,721**
Total assets	**4,328,144**	**4,179,117**

(In $ thousands, except par value)	Sept 30, 2016	Dec 31, 2015
Liabilities and Equity	(unaudited)	
Current liabilities:		
Accounts payable	40,874	52,306
Accrued and other current liabilities	196,963	192,069
Income taxes payable	12,284	21,515
Deferred income taxes	—	2,463
Total current liabilities	**250,121**	**268,353**
Long-term liabilities:		
Long-term debt	1,069,440	1,049,026
Deferred income taxes	40,357	75,726
Other long-term liabilities	302,526	224,058
Total long-term liabilities	**1,412,323**	**1,348,810**
Equity:		
Common shares, EUR 0.01 par value:	2,812	2,812
Additional paid-in capital	1,764,653	1,741,167
Retained earnings	1,273,605	1,227,509
Accumulated other comprehensive loss	(249,070)	(259,156)
Less treasury shares at cost	(126,300)	(152,412)
Total equity attributable to the owners of QIAGEN N.V.	**2,665,700**	**2,559,920**
Non-controlling interest	—	2,034
Total equity	**2,665,700**	**2,561,954**
Total liabilities and equity	**4,328,144**	**4,179,117**

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Third quarter and first nine months 2016 results

24

Consolidated Statements of Cash Flows (unaudited)

(In $ thousands)	Nine months ended Sept 30, 2016	Nine months ended Sept 30, 2015
Cash flows from operating activities:		
Net income	69,545	78,484
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:		
Depreciation and amortization	156,695	139,666
Non-cash impairments	—	2,189
Deferred income taxes	(11,695)	(7,899)
Other items, net including fair value changes in derivatives	35,355	50,790
Change in operating assets	17,911	19,560
Change in operating liabilities	(26,232)	(52,055)
Net cash provided by operating activities	**241,579**	**230,735**
Cash flows from investing activities:		
Purchases of property, plant and equipment	(54,846)	(67,683)
Proceeds from sale of equipment	22	103
Purchases of intangible assets	(12,694)	(14,432)
Purchases of investments	(21,375)	(5,596)
Cash paid for acquisitions, net of cash acquired	(90,490)	(7,097)
Purchases of short-term investments	(436,249)	(190,508)
Proceeds from sales of short-term investments	458,883	274,125
Other investing activities	(6,505)	(6,055)
Net cash used in investing activities	**(163,254)**	**(17,143)**

(In $ thousands)	Nine months ended Sept 30, 2016	Nine months ended Sept 30, 2015
Cash flows from financing activities:		
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	—	(86)
Repayment of long-term debt	(6,738)	(251,398)
Principal payments on capital leases	(949)	(809)
Proceeds from subscription receivables	—	97
Excess tax benefits from share-based compensation	448	2,513
Proceeds from issuance of common shares	2,562	9,117
Purchase of treasury shares	—	(20,818)
Other financing activities	(11,156)	(836)
Net cash used in financing activities	**(15,833)**	**(262,220)**
Effect of exchange rate changes on cash and cash equivalents	2,143	(13,088)
Net increase (decrease) in cash and cash equivalents	**64,635**	**(61,716)**
Cash and cash equivalents, beginning of period	290,011	392,667
Cash and cash equivalents, end of period	**354,646**	**330,951**
Reconciliation of Free Cash Flow[1]		
Net cash provided by operating activities	241,579	230,735
Purchases of property, plant and equipment	(54,846)	(67,683)
Free Cash Flow	**186,733**	**163,052**

(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by the investments in fixed assets. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.

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Third quarter and first nine months 2016 results
25

QuantiFERON-TB:

Changing the way the world looks at TB prevention and elimination

Dr. L. Masae Kawamura, M.D.

Senior Director, Medical & Scientific Affairs, TB Diagnostics November 15, 2016

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2016 Analyst & Investor Day 1

Disclaimer

Safe Harbor Statement: This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section

21E of the U.S. Securities Exchange Act of 1934, as amended. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our own expectations and projections. Some of the factors that could cause actual results to differ include, but are not limited, to the following: general industry conditions and competition; risks associated with managing growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, and the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including factors such as general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; technological advances of our competitors and related legal disputes; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitor products; market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, please refer to “Risk Factors” section of reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). We undertake no obligation, and do not intend, to update these forward-looking statements as a result of new information or future events or developments unless and to the extent required by law.

Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted operating expenses, adjusted EBITDA, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation “Reconciliation of Non-GAAP to GAAP Measures” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

GeneReader NGS System: The QIAGEN GeneReader® NGS System is currently available for marketing and sales outside the United States. The QIAGEN GeneReader® NGS System with new sequencing chemistry will be made available in the United States starting in December 2016. The QIAGEN GeneReader® NGS System is intended for Research Use Only. This product is not intended for the diagnosis, prevention or treatment of a disease. QIAGEN Clinical Insight® is an evidence-based decision support software intended as an aid in the interpretation of variants observed in genomic sequencing data. The software evaluates genomic variants in the context of published biomedical literature, professional association guidelines, publicly available databases and annotations, drug labels and clinical-trials. Based on this evaluation, the software proposes a classification and bibliographic references to aid in the interpretation of observed variants. The software is not intended as a primary diagnostic tool by physicians or to be used as a substitute for professional healthcare advice. Each laboratory is responsible for ensuring compliance with applicable international, national and local clinical laboratory regulations and other accreditation requirements

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2016 Analyst & Investor Day

2

Tuberculosis: A stealth foe and global killer

CAVITY –Millions to billions of bacilli

Etiology Transmission Impact Global Incidence

Non-motile slow growing bacteria

May persist in the body for decades

Airborne disease

Spread mainly through cough

A person dies of TB every 18 seconds

More deaths from TB than HIV or malaria

10.4 million active TB cases in 2015

2-3 billion latent TB infections globally

TB is preventable, but persists due to ignorance, apathy and poor detection

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2016 Analyst & Investor Day

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The world is waking up to the importance of latent TB infection and prevention

2,000

1,770 1,600

Active TB case detection and treatment million 1,200 per ases 800

C Mass LTBI detection 400 and treatment Active and latent TB

0 detection and treatment 2010 2020 2030 2040 2050 2015

Multiple studies show addressing latent TB essential to eliminating the disease

LTBI – Latent TB infection

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Adapted from Abu-Raddad et al. Epidemiological benefits of more-effective tuberculosis vaccines, drugs, and diagnostics. PNAS. 2009; 106; 13980-5.

2016 Analyst & Investor Day

4

Latent TB market endorsement

2015: UN approves global goal to reduce TB incidence by 80% by 2030

2014: WHO End TB Strategy: Prevention is an essential component

2014: WHO issues guidelines on management of latent TB infection

Scaling up the fight against latent TB

International guidelines expanding latent TB testing beyond developed countries

Targeting 115 countries with TB rates of <100 cases per 100,000

Diagnostic aids: IGRA or TST (skin test)

Eliminating TB requires scaling up the fight on a global basis

Sample to Insight IGRA – Interferon-gamma release assay     TST – Tuberculin skin test

2016 Analyst & Investor Day 5

Targeting high-risk groups for TB detection

Disease progression    TB infection and transmission

?    HIV infected ?Healthcare workers

?    Immunosuppressive therapies ?Immigrants from high

? Growing use of biologics    TB-burden countries

?    End-stage renal disease ?Prisoners

?    Children under age 5 ?Homeless

?    Elderly ?Military

Cumulative risks

Immigrants with co-morbidities

Diabetes

Tobacco use

Malnourishment

Globalization and travel

Urgent need for stricter TB testing due to fragmented landscape of risk groups

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2016 Analyst & Investor Day

6

My patient did not know TB was preventable Tuberculosis cases in San Francisco*

500 All cases With AIDS

1980: 494 400

Latent TB infection Destructive TB disease

300

My personal experience

? Dedicated my career to fighting TB 200

? Director, TB Control in San Francisco 2010: 94? Lifelong TB educator and advocate

100

? National policy maker (incl. IGRAs) 1980: 0

2010: 4

? Leadership positions in various U.S. and international organizations

0

1980 1990 2000 2010

LTBI treatment prevents devastating individual and public health consequences

IGRA – Interferon-gamma release assay

Sample to Insight * Source: San Francisco Department of Public Health, John Blanchard/ San Francisco Chronicle

2016 Analyst & Investor Day 7

Classic TB screening algorithm

TB symptom screen in high-risk person

Yes (symptoms)     No symptoms

    TST or IGRA

Positive    Negative

Chest radiography

TB and    Any abnormality No abnormality

other disease

investigations     Treat for LTBI

TB elimination requires accurate testing to reduce unnecessary healthcare    costs

Source: 2014 WHO LTBI Management Guidelines

Sample to Insight LTBI – Latent TB infection     IGRA – Interferon-gamma release assay     TST – Tuberculin skin test

2016 Analyst & Investor Day 8

FDA-approved TB diagnostic options

Tuberculin skin test



PPD

QuantiFERON-TB



ESAT-6, CFP-10, TB 7.7

ELISPOT assay



ESAT-6, CFP-10


Cytokine induction
PPD / M. tuberculosis specific antigen
APC
T-cell
Calcineurin inhibitors:
Impaired cytokine induction
Lymphocyte-depleting agents:
T-cell depletion
End-stage renal disease:
Impaired co-stimulatory capacity
Corticosteroids:
Impaired T-cell / APC function

Current diagnostic aids for TB detection rely on cellular immunity

APC – Antigen-presenting cell   PPD – Purified protein derivative used in tuberculin skin test (TST)

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2016 Analyst & Investor Day
9

Tuberculin skin test (TST) QuantiFERON-TB (QFT)

?    Manual placement, reading and data entry ?Can be fully automated

?    Results affected by BCG vaccine and NTM ?Highly specific

?    Two patient visits required, high no-show rate ?Results with one patient visit

?    Significant inter-reader variability ?No inter-reader variability

?    Poor surveillance tool ?Electronic results (straight to EMR)

?    Often no quality control after initial training ?Quality-assured laboratory test(1)

TST least effective in most vulnerable: BCG-vaccinated and “hard to reach”

BCG—Bacillus Calmette-Guerin vaccine     NTM – Non-tuberculosis myobatetria EMR – Electronic medical record Sample to Insight (1)    Not available in all markets

2016 Analyst & Investor Day 10

Sensitivity meta-analyses QFT TST Overlapping PPDs can affect TST results

M. tuberculosis PPD Sester et al. ERJ. 2011 80% 65%

Diel et al. Chest. 2010 –

84.5% 71.5% Developed country

255

19 62

Specificity meta-analyses QFT TST 8

Diel et al. ERJ. 2011 99.4% 88.7%

35 19 2 U.S. CDC Guidelines. 2010 99% 85%

Diel et al. Chest. 2010 99.2% ND M. avium PPD M. bovis PPD

Purified Protein Derivatives (PPDs) are far from being “pure”

QuantiFERON-TB consistently shown as more specific and sensitive than TST

Sample to Insight Prasad TSK, et al. Clinical Proteonmics 2013;10:8     ND – No data     QFT – QuantifERON-TB     TST – Tuberculin skin test     PPD – Protein purified derivative

2016 Analyst & Investor Day 11

QIAGEN

Current FDA-approved and CE-marked Interferon Gamma Release Assays

	QuantiFERON-TB Gold	T-Spot®
Objectivity	■ No cell purification or counting ■ Spectrophotometer and software analysis	■ Lab worker subjectivity in cell counting
Interpretation criteria	■ One cut-off point used worldwide and in all published studies ■ No borderline zone	■ Cut-off varies by country ■ Borderline results should be repeated
Blood volume	■ 3 mL in total (1mL in each of 3 tubes)	■ 6 mL minimum in lithium heparin
Assay sample	■ Whole blood	■ Purified PBMC – high labor component
Handling time before processing	■ 16 hours ■ Once incubated, additional 72 hours	■ 8 hours from collection ■ 32 hours possible using Xtend® reagent
Scalability	■ Yes	■ Limited by manual workflow

QuantiFERON-TB: Leading IGRA with significant clinical and workflow benefits

T-Spot is a trademark of Oxford Immunotec   PBMC – Peripheral blood mononuclear cells IGRA – Interferon-gamma release assay

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2016 Analyst & Investor Day
12

Changing perspectives on TB policy in China

2015 Lancet ID: China’s first multi-center population-based study of latent TB

Head-to-head testing in the same 21,000 people

Results: TST overestimated TB infection rates

QuantiFERON-TB showed lower latent TB prevalence in China, impact on guidelines

China study: QFT/TST and background TB by site China study: Results overview

50 QFT positive rate

41.69 Overall TB infection rate

TST positive rate

38.60 Test (% of positive tests)

40 Background TB rate

30 28.81 Tuberculin skin test 28%

19.81 19.09

20 17.37

14.77 15.50

13.47 QuantiFERON-TB Gold 18.8%

10 13.05 10.68

4.09

0

Site C Site D Site A Site B

21,000-person China study shows scalability of QuantiFERON-TB for testing

Sample to Insight Lei Gao et al, Lancet Infect Dis 2015; Feb 11. http://dx.doi.org/10.1016/S1473-3099(14)71085-0     TST – Tuberculin skin test

2016 Analyst & Investor Day 13

QIAGEN

QuantiFERON-TB in New York City

- Largest study ever involving QuantiFERON-TB
  - 69,273 people tested (2006-2011 study)
- Goal: Better estimate background prevalence of TB
- Results: Positive QuantiFERON-TB data consistent with known TB risk factors – but half the rate with TST
- Conclusion: IGRAs like QuantiFERON-TB are reliable for detecting TB infection



	QuantiFERON-TB Gold (3rd generation QFT) (n=20,066)	Tuberculin skin test (Historic rate)
Positive	14%	24%
Negative	83%	
Indeterminate	<1%	
U.S.-born positive	9%	9%
Foreign-born positive	19%	40%

Making an impact on public health with better understanding of TB prevalence

Stennis et al, Open Forum Infect Dis. 2014 Sep; 1(2): ofu047 Published online 2014 Jul 29. doi: 10.1093/ofid/ofu047
TST – Tuberculin skin test IGRA – Interferon-gamma release assay

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2016 Analyst & Investor Day
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California TB control

2,170 Californians with TB

10,000 TB suspect cases

20,000 contacts to cases

million with TB infection 38 million Californians

USPSTF guidelines

IGRAs are key elements to policy development and TB elimination efforts

Sample to Insight Data provided by California Department of Public Health (2013)     IGRA – Intereron-gamma release assay     USPSTF – U.S. Preventive Services Task force

2016 Analyst & Investor Day 15

QIAGEN

QuantiFERON – the leading IGRA for TB detection

1st generation QuantiFERON®-TB	2nd generation QuantiFERON®-TB Gold (liquid antigen)	3rd generation QuantiFERON®-TB Gold (QFT® in tube)	4th generation QuantiFERON®-TB Gold Plus (QFT®-Plus)
2001: FDA approval	2004: FDA approval	2007: FDA approval	Q4 2014: CE-IVD 2016: FDA submission
Measured cell-mediated immune response to same tuberculin purified protein derivative (PPD) used for TST (*M. avium*)	Used antigens specific for *M. tuberculosis* complex organisms	Blood collection tubes as incubation vessels with full automation	Addition of patented CD8 antigens – potential biomarker of intracellular TB burden
			

QuantiFERON-TB Gold Plus: Developing new clinical and workflow benefits

IGRA – Intereron-gamma release assay TST – Tuberculin skin test

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QuantiFERON-TB Gold Plus: Gaining attention in 2016 WHO TB report

CD8 and CD4 T-cell response

Current IGRA assays primarily detect a CD4

T-cell response. However, a new generation

assay, the QuantiFERON-TB Plus (QFT-

Plus, Qiagen, Hilden, Germany), has been

developed to stimulate gamma interferon

production by both CD4 and CD8 T-cells.

First results indicate that the CD8 T-cell

response may be able to identify people at

greater risk of progression to active TB.

QuantiFERON-TB Gold Plus: Potential to better identify risk for progression

Barcellini L, Borroni E, Brown J, Brunetti E, Campisi D, Castellotti PF et al. First evaluation of QuantiFERON-TB Gold Plus performance in contact screening.

Sample to Insight

Eur Respir J. 2016:ERJ-00510-02016.

2016 Analyst & Investor Day

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TB remains a stealth foe and a global killer

QuantiFERON-TB changing the way the world looks at TB prevention and elimination

Leading IGRA test used to date in >30 million patients

Key clinical benefits with new QFT 4th generation test

Sample to Insight

2016 Analyst & Investor Day 18

Exhibit 99.9

GeneReader NGS System:

The world’s first truly complete Sample to Insight NGS system

Jonathan Arnold

Senior Director, Business Leader for Oncology Franchise, MDx Business Area

November 15, 2016

Disclaimer

Safe Harbor Statement: This presentation contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section

21E of the U.S. Securities Exchange Act of 1934, as amended. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our own expectations and projections. Some of the factors that could cause actual results to differ include, but are not limited, to the following: general industry conditions and competition; risks associated with managing growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, and the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including factors such as general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; technological advances of our competitors and related legal disputes; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitor products; market acceptance of QIAGEN’s new products and the integration of acquired technologies and businesses. For further information, please refer to “Risk Factors” section of reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). We undertake no obligation, and do not intend, to update these forward-looking statements as a result of new information or future events or developments unless and to the extent required by law.

Regulation G: QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight on performance. In this presentation, adjusted results include adjusted operating expenses, adjusted EBITDA, adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Please see the Appendix provided in this presentation “Reconciliation of Non-GAAP to GAAP Measures” for reconciliations of historical non-GAAP measures to comparable GAAP measures and the definitions of terms used in the presentation. QIAGEN does not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

GeneReader NGS System: The QIAGEN GeneReader® NGS System is currently available for marketing and sales outside the United States. The QIAGEN GeneReader® NGS System with new sequencing chemistry will be made available in the United States starting in December 2016. The QIAGEN GeneReader® NGS System is intended for Research Use Only. This product is not intended for the diagnosis, prevention or treatment of a disease. QIAGEN Clinical Insight® is an evidence-based decision support software intended as an aid in the interpretation of variants observed in genomic sequencing data. The software evaluates genomic variants in the context of published biomedical literature, professional association guidelines, publicly available databases and annotations, drug labels and clinical-trials. Based on this evaluation, the software proposes a classification and bibliographic references to aid in the interpretation of observed variants. The software is not intended as a primary diagnostic tool by physicians or to be used as a substitute for professional healthcare advice. Each laboratory is responsible for ensuring compliance with applicable international, national and local clinical laboratory regulations and other accreditation requirements

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Academia | Pharma | Applied Testing | Molecular Diagnostics

GeneReader NGS System

Universal NGS

- Single-cell genomics
- Gene expression
- Targeted resequencing
- Whole exome
- Whole genome
- Clinical research
- Translational medicine
- Oncology
- Hereditary diseases
- Infectious diseases

Nucleic acid collection & extraction → Target enrichment → Library preparation → Next-generation sequencing → Data analysis → Interpretation

Universal NGS: QIAseq portfolio

Universal NGS: CLC / Ingenuity / QCI

GeneReader NGS System

QIAGEN well-positioned across all segments of the NGS market

Sample to Insight
2016 Analyst & Investor Day
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Key challenges

Simple    Seamless Cost-

workflow    bioinformatics effective

Labs want solutions to issues preventing them from realizing NGS promise

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GeneReader NGS System: Designed to deliver actionable insights

The first complete Sample to Insight NGS solution

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GeneReader NGS System: Key benefits and unique selling proposition

The first truly complete NGS workflow

- Seamlessly integrated flexible workflow
- Delivered by a single vendor you can trust

Actionable insights

- Create relevant reports
- Proven gene panels and bioinformatics

Flexibility to fit your needs

- Scalable batch sizes
- Continuous loading

Predictable costs

- Price-per Insight model
- Affordable and efficient

Expertise and service

- Global team support
- Efficient operation help

Delivering on the promise of NGS to improve lives

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2016 Analyst & Investor Day
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Best-in-class consumables pull-through with flexible and transparent pricing models

Capital purchase

Flexible Price-Per-Insight pricing

Reagent rental

QIAGEN is a true NGS partner willing to share operational risk

Sample to Insight

2016 Analyst & Investor Day 7

QIAGEN


Nucleic Acid collection & extraction
Target enrichment
Library preparation
Next-generation sequencing
Data analysis
Interpretation
Automation
QIAcube
QIAgility
QIAcube
GeneRead QIAcube
Gene Reader
QCI
Quality control
RGQ
QIAxcel
Support
GeneRead Assistant
Data management
GeneRead Link and LIMS

Offering everything needed from one vendor for NGS solutions

Sample to Insight
2016 Analyst & Investor Day
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QIAact tumor panels: Based on clinical utility and insights

Drug labels

Clinical Trails

QIAGEN Knowledge Base

Clinical Case    Scientific

Counts    literature

Professional

External guidelines databases

Designed to deliver research-relevant insights

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2016 Analyst & Investor Day

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Actionable Insight Tumor Panel: Providing actionable insights

Targeting solid tumors with    Seamless integration with QCI

Highest prevalence    to maximize scale

Greatest need for testing

Variants associated with actionable insights

Featuring 12 clinically actionable genes

KRAS    ERBB2

NRAS    PIK3CA

KIT    ERBB3

BRAF    ESR1

PDGFRA    RAF1

ALK

EGFR

Focus on validity and utility

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2016 Analyst & Investor Day

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Broadening system capabilities

Expanding range of sample types

Liquid biopsy

Fresh and frozen tissue

Adding test content

Expand into lung and breast cancer

A T G CA

T ACG T

Customized panel options expanding in 2017

Enabling CNV and gene fusion detection

Improving system capabilities

New sequencing chemistry

Further platform integration

Upgrading QCI

Expanding Sample to Insight capabilities

Sample to Insight

2016 Analyst & Investor Day     11

QIAGEN

GeneReader NGS System roadmap

Liquid Biopsy
- cfDNA detection
- Monitoring

New sequencing chemistry

Lung All-in-One
- CNV, SNV, InDel
- Gene fusions

BRCA expansion
- Additional genes
- FFPE
- Liquid biopsy

AIT FAST Panel

CDx Partnerships
- Develop assays

Reproductive health
- Develop reproductive health products

BRCA 1/2
- SNV,
- InDel

Lung DNA
- SNV
- CNV

BRCA expansion
- Known large rearrangements

Oncohematology
- Myeloid

RNA Seq Assay

Comprehensive cancer panel
- Complement to targeted panels
- CNV, SNV, InDel
- Gene fusions

Infectious diseases

Customized content development

GeneReader NGS System capabilities will continue to expand new content and new markets

2015 — 2017+

Actionable Insight Tumor Panel to be broadly released with new chemistry in Q1 2017

GeneReader NGS System: Roadmap for new features in 2017 and beyond

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AMP 2016: GeneReader returning to the U.S. with new chemistry

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2016 Analyst & Investor Day 13

New sequencing chemistry performance    data

RAS agreement study     therascreen PCR and Pyro assays

>5% RAS variant allele frequency cutoff     + (MT)–(WT)Total

+ (MT)    13013

GeneReader NGS System    –(WT) 02929

Total    132942

Sample    KRAS RAS Variant allele frequency (%)

no.    AA Change therascreen PCR/ PyroGeneReaderAlternative platform

1    G12D +207

2    G12D +3712

3    A59T 191614

4    G12D +4411

5    Q61H 141013

6    A146P 414232

7    Q61H 364126

8    Q61H 322535

9    K117N 243639

10    G13D +4415

11    G12C +3210

12    G13D +2710

13    Q61H 262623

100 % concordance between GeneReader and QIAGEN therascreen

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Sequencing oncology market by customer

1200

$700-1,000 m

1000

800

600 $350-500 m

400

200

0

2016 2020

Clinical Lab – Routine Dx lab

CSP (Comm. Service Prov.) – Reference lab Core Lab – Sample consolidator Individual Lab – Academic

Targeting a double digit market share in the benchtop oncology NGS segment

Sample to Insight

2016 Analyst & Investor Day 15

GeneReader value proposition resonating extremely well

Roadmap to strengthen competitive positioning

Leveraging synergies of platform-agnostic solutions and GeneReader NGS System

Sample to Insight

2016 Analyst & Investor Day 16